                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2003

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                    Form 20-F (_) Form 40-F (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                              Yes (_)    No (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                              Yes (_)    No (X)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                              Yes (_)    No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NEUROCHEM INC.
November 10, 2003
                                           By:       /s/ David Skinner
                                               ---------------------------------
                                                       David Skinner
                                                 Director of Legal Affairs and
                                                      General Counsel

                                 NEUROCHEM INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the annual and special meeting (the "Meeting") of shareholders of Neurochem Inc. (the "Corporation") will be held at the Hotel Intercontinental, 360 St-Antoine Street West, Montreal, Quebec, H2Y 3X4, on December 9, 2003 at 10:00 AM, Montreal time, for the following purposes:


(i) to receive and consider the annual report of the directors to the shareholders and the financial statements of the Corporation for the financial year ended June 30, 2003 and the report of the auditors thereon;

(ii)  to elect directors for the ensuing year;

(iii) to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Audit Committee to fix the auditors' remuneration;

(iv) to consider and, if deemed advisable, ratify and confirm an amendment to the Amended and Restated Stock Option Plan of the Corporation to increase the maximum number of common shares that may be issued pursuant to such plan;

(v) to consider and, if deemed advisable, ratify and confirm the amendments and restatements of By-Law Number 1A of the Corporation dated April 28, 2003 and August 18, 2003; and

(vi) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

DATED at Montreal, Quebec, October 30, 2003.

                               BY ORDER OF THE BOARD OF DIRECTORS

                               (SIGNATURE OF DAVID SKINNER)

                               David Skinner
                               Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING PROXY CIRCULAR FOR ADDITIONAL PARTICULARS.

                               (NEUROCHEM GRAPHIC)

                            MANAGEMENT PROXY CIRCULAR

         This proxy circular is furnished in connection with the solicitation by the management of Neurochem Inc. (the "Corporation") of proxies to be voted at the annual and special meeting of shareholders of the Corporation (the "Meeting"), to be held at the Hotel Intercontinental, 360 St-Antoine Street West, Montreal, Quebec, H2Y 3X4, on December 9, 2003 at 10:00 AM, Montreal time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at October 30, 2003 and all dollar amounts and references to $ are to Canadian dollars and US$ refers to United States dollars.

SOLICITATION OF PROXIES

         THE ENCLOSED PROXY IS BEING SOLICITED BY THE MANAGEMENT OF THE CORPORATION and the expenses of solicitation of proxies will be borne by the Corporation. The solicitation will be made primarily by mail; however, officers and regular employees of the Corporation may also solicit proxies by telephone, telecopier or in person.

APPOINTMENT AND REVOCATION OF PROXIES

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER IS ENTITLED TO APPOINT ANY OTHER PERSON TO REPRESENT HIM AT THE MEETING, AND AT ANY ADJOURNMENT THEREOF.

         A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and by inserting such person's name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

         A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Corporation, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 1500 University, Suite 700, Montreal, Quebec, H3A 3S8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy's authority.

                                      -2-
VOTING OF PROXIES

         The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

         IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES WILL BE VOTED:

A. FOR THE ELECTION AS DIRECTORS OF THOSE PERSONS HEREINAFTER NAMED AS MANAGEMENT'S NOMINEES;

B. FOR THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE AUDITORS' REMUNERATION;

C. FOR THE RATIFICATION AND CONFIRMATION OF THE AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN OF THE CORPORATION (THE "PLAN") TO INCREASE THE MAXIMUM NUMBER OF COMMON SHARES (AS DEFINED BELOW) THAT MAY BE ISSUED PURSUANT TO THE PLAN; AND

D. FOR THE RATIFICATION AND CONFIRMATION OF THE AMENDMENTS AND RESTATEMENTS OF BY-LAW NUMBER 1A OF THE CORPORATION DATED APRIL 28, 2003 AND AUGUST 18, 2003.

         All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         As at October 30, 2003, 29,591,781 common shares of the capital of the Corporation ("Common Shares") were issued and outstanding, each such share entitling the holder thereof to one vote.

         Holders of Common Shares listed as shareholders at the close of business on November 6, 2003, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

         To the knowledge of the directors and officers of the Corporation, as at October 30, 2003, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation, except as follows:

NAME                                    NUMBER OF COMMON SHARES      PERCENTAGE OF CLASS
----                                    -----------------------      -------------------
P.P. Luxco Holdings II S.A.R.L.(1)      6,718,368                    22.7%

NOTES:

(1) P.P. Luxco Holdings II S.A.R.L. is a wholly-owned subsidiary of Picchio Pharma Inc. ("Picchio Pharma"). The holdings and purchases of Common Shares by Picchio Pharma through P.P. Luxco Holdings II S.A.R.L. are referred to in and for the purposes of this management proxy circular as being holdings and purchases of Picchio Pharma.

RECENT DEVELOPMENTS

         On January 6, 2003, the Corporation announced the appointment of Dr. Phillipe Calais as its President.

         Picchio Pharma made an additional investment in the Corporation on February 18, 2003 when the Corporation issued 1.2 million units at a price of $6.79 per unit. Each unit was comprised of one Common Share and one warrant to purchase an additional Common Share at any time and from time to time within a three year period from issuance at an exercise price of $7.81. The disinterested shareholders of the Corporation approved, confirmed and ratified the issuance of the units at a shareholders meeting held on February 18, 2003. Shares held by Picchio Pharma and its associates were excluded from voting in respect of such issuance.

         On September 23, 2003, the Corporation completed the initial public offering of its Common Shares in the United States and a new issue of Common Shares in Canada. In connection with this offering, the Common Shares were approved for quotation on the Nasdaq National Market ("NASDAQ") and trading commenced on September 18, 2003 under the "NRMX" symbol. The Corporation offered 5 million Common Shares at a price of US$10.87 per share. The aggregate net proceeds from the offering, including the proceeds from the over-allotment option granted to the underwriters of the offering, were approximately US$59 million, net of underwriting fees and commissions. The Corporation intends to use these proceeds to fund clinical trials of its lead product candidates, as well as to further complete pre-clinical and research and development programs. The Corporation also intends to use the proceeds for capital expenditures and the balance for working capital and general corporate purposes.

ELECTION OF DIRECTORS

         Nine directors are to be elected at the Meeting. The Board recommends that shareholders vote for the election of the nominees whose names are set forth below. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

         Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation. Except as indicated, all of the persons named in the table below are now members of the Board of Directors of the Corporation (the "Board") and have been since the years indicated.

         The following table states the names of all the persons proposed by management to be nominated for election as directors, their principal occupation, their position in the Corporation (if any), the year in which they first became directors of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

                                                                                                      NUMBER OF
                                                                                                      COMMON SHARES
                                                                                                      BENEFICIALLY
                                                                                       YEAR FIRST     OWNED,
NAME AND MUNICIPALITY                                                                  BECAME A       CONTROLLED OR
OF RESIDENCE                       PRINCIPAL OCCUPATION           OFFICE               DIRECTOR       DIRECTED(1)
---------------------              --------------------           ------               ----------     -------------
Dr. Francesco Bellini,
O.C.(2),(3),(4).................   Chairman and Chief Executive   Chairman of the      2002                   -- (6)
Montreal, Quebec                   Officer of the Corporation(5)  Board, Chief
                                                                  Executive Officer
                                                                  and Director

Dr. Colin Bier(2),(3),(7).......   Consultant                     Director             1996                  900
Montreal, Quebec

Richard Cherney(8)..............   Co-Managing Partner, Davies    Director             2003                5,690
Montreal, Quebec                   Ward Phillips & Vineberg LLP
                                   (a law firm)

Peter Kruyt(4),(9)..............   Vice President, Power          Director             2002               25,200
Montreal, Quebec                   Corporation of Canada (a
                                   diversified management and
                                   holding company)

Dr. Frederick H. Lowy...........   Rector and Vice-Chancellor     Director             --                    Nil
Montreal, Quebec                   of Concordia University (a
                                   university)

John Molloy(9)..................   President and Chief            Director             1994               16,000
Kingston, Ontario                  Executive Officer, Parteq
                                   Research and Development
                                   Innovations, Queen's
                                   University (a university
                                   technology transfer
                                   organization)

Ronald M. Nordmann(2),(3),(4),(9)  Co-President, Global Health    Director             2002                  Nil
Little Falls, New Jersey           Associates, LLC (a
                                   consulting company to the
                                   healthcare and financial
                                   services industries)(10)

Graeme K. Rutledge..............   Consultant(11)                 Director             --                    Nil
Perth, Ontario

Dr. Emil Skamene(7).............   Scientific Director,           Director             2002                  Nil
Montreal, Quebec                   Research Institute of the
                                   McGill University Health
                                   Centre (an academic health
                                   centre)

NOTES:

(1) The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective candidates individually.

(2)      Member of the Compensation Committee.

(3)      Member of the Nominating Committee.

(4) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

(5) Prior to his appointment as Chief Executive Officer of the Corporation on December 11, 2002, Dr. Bellini's principal occupation was Chairman of Picchio Pharma, a biopharmaceutical investment company, a position he continues to hold.

         Prior to 2001, Dr. Bellini was Chairman and Chief Executive Officer of Biochem Pharma Inc. (now Shire Biochem Inc.), a biopharmaceutical company which he co-founded in 1986.

(6) Dr. Bellini holds directly, 166,666 Common Shares. Dr. Bellini is a beneficiary of the FMRC Family Trust which holds indirectly, through its 50% ownership of Picchio Pharma, 6,718,368 Common Shares and warrants to subscribe for four million Common Shares.

(7)      Member of the Technical Committee.

(8)      Member of the Corporate Governance Committee.

(9)      Member of the Audit Committee.

(10) From 1994 to 1999, Mr. Nordmann was a partner at Deerfield Management Inc., a healthcare equity fund.

(11) Prior to 2002, Mr. Rutledge was a Senior Partner at Deloitte & Touche LLP, Canada, an accounting firm.

COMPENSATION OF DIRECTORS AND EXECUTIVES

         COMPENSATION OF DIRECTORS

         Directors are remunerated for services in that capacity with cash compensation and options to acquire Common Shares. Members of the Board are paid an annual fee of $12,000, an attendance fee of $1,000 per meeting and an annual grant of 5,000 options to acquire Common Shares. Additionally, directors who serve on committees of the Board are entitled to an annual fee of $2,000 ($3,000 for the chairman of the committee), an attendance fee of $750 per committee meeting and an annual grant of 1,000 options to acquire Common Shares. Upon joining the Board, a director is entitled to a one-time option grant of 25,000 options to acquire Common Shares.

         COMPENSATION OF EXECUTIVES

         Summary Compensation Table

         The following table provides a summary of compensation earned during the fiscal years ended June 30, 2003, 2002 and 2001 by our current Chief Executive Officer and each of the five other most highly compensated current senior executives of the Corporation (collectively, the "Named Executive Officers").

                                                                                              LONG-TERM
                                                                                             COMPENSATION
                                                                                                AWARDS
                                                         ANNUAL COMPENSATION                 ------------
                                            -----------------------------------------------   SECURITIES
                                                                                   OTHER        UNDER
                                FISCAL YEAR                                        ANNUAL      OPTIONS
                                  ENDED            SALARY         BONUS         COMPENSATION   GRANTED       ALL OTHER
NAME AND PRINCIPAL POSITION      JUNE 30,           ($)            ($)              ($)          (#)        COMPENSATION
---------------------------     -----------        ------         -----         ------------ ------------   ------------

Dr. Francesco Bellini, O.C..        2003              --(1)           --(1)            --(1)   200,000           Nil
Chairman, Chief Executive
Officer and Director

Dr. Philippe Calais.........        2003          112,500(2)          Nil            6,000     200,000           Nil
President

Claude Michaud..............        2003          150,000(3)          Nil              Nil     250,000           Nil
Senior Vice-President,
Finance and Chief Financial
Officer

Dr. Denis Garceau...........        2003          250,000          38,500            9,600         Nil           Nil
Vice-President,                     2002          192,500          38,500            9,600      84,500           Nil
Drug Development                    2001          175,000          32,000            9,600         Nil           Nil

Dr. Francine Gervais........        2003          225,000          36,900              Nil         Nil           Nil
Vice-President,                     2002          184,800          37,000              Nil      84,500           Nil
Research and Development            2001          168,000          30,000              Nil         Nil           Nil

Dr. Lise Hebert.............        2003          107,250(4)       18,150              Nil      24,000           Nil
Vice-President,                     2002           90,750             Nil              Nil      13,500           Nil
Corporate Communications            2001           82,500          12,375              Nil         Nil           Nil

NOTES:

(1) Dr. Bellini was appointed Chief Executive Officer of the Corporation on December 11, 2002. Dr. Bellini is compensated for acting as Chief Executive Officer of the Corporation through a management services agreement dated March 1, 2003, by and between Picchio International Inc. ("Picchio International") and the Corporation (see "Interest of Insiders in Material Transactions").

(2)      Dr. Calais' employment with the Corporation began on January 6, 2003.

(3)      Mr. Michaud's employment with the Corporation began on October 1, 2002.

(4) Dr. Hebert was promoted to Vice-President, Corporate Communications on December 12, 2002. Prior to that date, she was Director, Communications and Investor Relations.

         The following table provides a summary of compensation earned during the fiscal years ended June 30, 2003, 2002 and 2001 by individuals who were officers of the Corporation during the fiscal year ended June 30, 2003 but were no longer serving as such at the end of the fiscal year ended June 30, 2003. These individuals are also considered to be, for the purposes of this management proxy circular, "Named Executive Officers".

                                      -7-

                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                        ANNUAL COMPENSATION                   AWARDS
                                            -------------------------------------------- -----------------
                                                                                            SECURITIES
                                                                              OTHER           UNDER
                                FISCAL YEAR                                   ANNUAL         OPTIONS
                                   ENDED       SALARY          BONUS        COMPENSATION      GRANTED         ALL OTHER
NAME AND PRINCIPAL POSITION       JUNE 30,      ($)             ($)             ($)             (#)         COMPENSATION
---------------------------     -----------    -------         ------       ------------    -----------     -------------
Dr. Louis R. Lamontagne(1)..        2003       156,958         50,000          Nil             6,000          695,500(3)
Former President and Chief          2002       250,000         50,000          Nil            72,000              Nil
Executive Officer                   2001       225,000         75,000(2)       Nil               Nil              Nil

Don Geysel(4)...............        2003       138,535         34,100          Nil               Nil          188,150(5)
Former Vice-President,              2002       170,500         34,000          Nil            84,500              Nil
Finance and Chief Financial         2001       155,000         41,000(2)       Nil               Nil              Nil
Officer

Marcus Brady(6).............        2003       110,000         28,800          Nil               Nil           55,000(7)
Former Vice-President,              2002       144,000         30,000          Nil            84,500              Nil
Corporate Development               2001       120,000         24,000          Nil               Nil              Nil

NOTES:

(1) On December 11, 2002, Dr. Lamontagne resigned as President and Chief Executive Officer of the Corporation. Dr. Lamontagne is a director of the Corporation but is not standing for re-election.

(2)      Includes special bonus for IPO performance.

(3) Represents Dr. Lamontagne's indemnity in lieu of notice and severance, in accordance with his employment agreement.

(4) Mr. Geysel ceased to be an employee of the Corporation on March 31, 2003.

(5) Represents Mr. Geysel's indemnity in lieu of notice and severance, in accordance with his employment agreement.

(6) The employment of Mr. Brady, formerly Vice-President Corporate Development, will formally terminate as of February 28, 2004.

(7) Mr. Brady received an indemnity in lieu of notice and severance pay, commencing on March 1, 2003 for the period ending February 28, 2004. This amount is paid monthly. The balance of $110,000 is being paid in the Corporation's 2004 fiscal year.

         Option Grants during Fiscal 2003

         The following table provides details as to the stock options granted to the Named Executive Officers to whom options were granted by the Corporation during the fiscal year ended June 30, 2003.


OPTION GRANTS DURING THE FISCAL YEAR ENDED JUNE 30, 2003

                                                                                   MARKET VALUE OF
                                       COMMON        % OF TOTAL                     COMMON SHARES
                                       SHARES         OPTIONS                       UNDERLYING
                                       UNDER         GRANTED TO      EXERCISE      OPTIONS ON THE
                                      OPTIONS        EMPLOYEES        PRICE        DATE OF GRANT
                                      GRANTED(1)      IN FISCAL      ($/COMMON        ($/COMMON
NAME                                     (#)            YEAR          SHARE)           SHARE)       EXPIRATION DATE
----                                  ----------     ----------      ---------     ---------------  ---------------
Dr. Francesco Bellini, O.C.....       200,000           22%           8.11             8.11         January 27, 2013
Dr. Philippe Calais............       200,000           22%           8.11             8.11         January 27, 2013
Claude Michaud.................       250,000          27.5%          5.30             5.30         September 30, 2012
Dr. Denis Garceau..............           Nil           Nil            Nil              Nil         Nil
Dr. Francine Gervais...........           Nil           Nil            Nil              Nil         Nil
Dr. Lise Hebert................        24,000          2.6%           6.79             6.79         December 11, 2012
Dr. Louis R. Lamontagne........         6,000          0.7%           6.79             6.79         December 11, 2012
Don Geysel.....................           Nil           Nil            Nil              Nil         Nil
Marcus Brady...................           Nil           Nil            Nil              Nil         Nil

NOTES:

(1) These options are exercisable prior to their expiration date or the date of earlier termination of the options, on a cumulative basis, in 48 equal monthly installments beginning one month from the date of grant, other than (a) the options granted to Drs. Bellini and Calais, whose options vest on a cumulative basis, in 60 equal monthly installments beginning one month from the date of the grant and (b) the options granted to Dr. Lamontagne, whose options vest on a cumulative basis, in 12 equal monthly installments beginning one month from the date of grant.

         Aggregated Option Exercises During Most Recently Completed Fiscal Year and Fiscal Year-End Option Values

         The following table indicates, for each of the Named Executive Officers, the details as to the stock options exercised during the fiscal year end June 30, 2003, the total number of unexercised share purchase options held at June 30, 2003 and the value of such unexercised options at that date.

                                                                                                        VALUE OF
                                                                                  OPTIONS             IN-THE-MONEY
                                               COMMON                           HELD AS AT         OPTIONS HELD AS AT
                                               SHARES        AGGREGATE         JUNE 30, 2003         JUNE 30, 2003
                                            ACQUIRED ON        VALUE           EXERCISABLE/           EXERCISABLE/
                                              EXERCISE        REALIZED         UNEXERCISABLE         UNEXERCISABLE
NAME                                            (#)             ($)                 (#)                  ($)(1)
----                                        -----------      ---------         --------------       -----------------
Dr. Francesco Bellini, O.C............            Nil              Nil         16,667/183,333       98,169/1,079,831
Dr. Philippe Calais...................            Nil              Nil         16,667/183,333       98,169/1,079,831
Claude Michaud........................            Nil              Nil         46,875/203,125       407,813/1,767,188
Dr. Denis Garceau.....................            Nil              Nil         222,688/54,312       2,655,914/597,531
Dr. Francine Gervais..................            Nil              Nil         235,188/54,312       2,826,414/597,531
Dr. Lise Hebert.......................            Nil              Nil         19,740/30,260        233,613/253,087
Dr. Louis  R. Lamontagne..............        330,000        2,238,700         53,500/49,500        567,735/533,145
Don Geysel............................         62,500          358,315         130,188/54,312       1,394,220/597,525
Marcus Brady..........................         55,000          601,518         130,188/54,312       1,394,220/597,525

NOTES:

(1) The value of unexercised in-the-money options at financial year-end is the difference between the exercise price and the closing sale price of the Common Shares on the Toronto Stock Exchange (the "TSX") on June 30, 2003. This gain has not been, and may never be, realized. The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The closing sale price of the Common Shares on the TSX, on June 30, 2003 was $14.00.


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         No officers, directors, employees or former officers, directors and employees of the Corporation were indebted to the Corporation as at October 30, 2003.


DIRECTORS' AND OFFICERS' INSURANCE

         The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is US$15,000,000, the first US$500,000 of certain claims being deductible and payable by the Corporation. The annual premium is US$765,000 for a one year term ending September 16, 2004. This annual premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Corporation.

TERMINATION OF EMPLOYMENT, CHANGE IN CONTROL AND EMPLOYMENT AGREEMENTS

         In case of termination of their employment for reason other than for just cause or for good reason, and other than termination following a change of control of the Corporation, Dr. Philippe Calais, Mr. Claude Michaud, Drs. Denis Garceau, Francine Gervais and Lise Hebert are entitled, under their employment agreements, to lump sum payments of $234,000, $208,000 plus bonus, $260,000, $234,000 and $83,333, respectively.

         In case of termination of their employment following a change of control of the Corporation, Dr. Philippe Calais, Mr. Claude Michaud, Drs. Denis Garceau, Francine Gervais and Lise Hebert are entitled, under their employment agreements, to lump sum payments of $468,000, $416,000 plus bonus, $520,000, $468,000 and $125,000, respectively. Following a change of control of the Corporation, if Dr. Philippe Calais, Mr. Claude Michaud, Drs. Denis Garceau, Francine Gervais and Lise Hebert elect to remain in their function for at least six months following such change of control and, prior to the expiry of two years following such change of control, decide to leave the employment of the Corporation for any reason whatsoever, they are entitled, under their employment agreements, to lump sum payments of $234,000, $208,000 plus bonus, $260,000, $234,000 and $62,500 respectively.


COMPOSITION OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board currently consists of Drs. Colin Bier (Chair), Francesco Bellini, O.C. and Mr. Ronald M. Nordmann.


REPORT ON EXECUTIVE COMPENSATION

         The Corporation's current compensation policy for its executive officers, including the Named Executive Officers, emphasizes incentive-based compensation over base salary. Through the granting of options to purchase Common Shares, the executive officers of the Corporation, including the Named Executive Officers, are provided with incentive to (a) advance the drug development programs of the Corporation towards commercialization and (b) enhance the market value of the Corporation's Common Shares. In order to establish base salary and bonus compensation levels, the Corporation studies, among other things, the competitive market environment.

         The members of the Compensation Committee, whose names are set out above, have approved the issue of the foregoing report and its inclusion in this proxy circular.


PERFORMANCE GRAPH

         The outstanding Common Shares began trading at the opening of business on June 22, 2000 on the TSX (NRM).

         The following graph compares, as at the end of each quarter up to June 30, 2003, the cumulative total shareholder return on $100 invested on June 30, 2000 in Common Shares with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.

                              (PERFORMANCE GRAPH)

REPORT ON CORPORATE GOVERNANCE

         In 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report, establishing guidelines for corporate governance for Canadian corporations (the "Guidelines"). The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The TSX has adopted as a listing requirement that disclosure be made by a listed corporation of its corporate governance practices with reference to the Guidelines. A complete description of the Corporation's corporate governance practices, with specific references to each of the Guidelines is attached hereto as Schedule A. The Corporate Governance Committee, currently composed of Messrs. Michael Du Cros (chair), Richard Cherney and Dr. Louis R. Lamontagne, have reviewed the disclosure set out in Schedule A.

         Throughout 2003, the Corporation has reviewed its corporate governance practices, particularly, in connection with its offering in the United States and concurrent listing of the Common Shares for quotation on NASDAQ. While the Corporation has always been materially in compliance with the Guidelines, in light of the quotation of its Common Shares on NASDAQ and changes in the regulatory framework in the United States, most notably with the implementation of the Sarbanes-Oxley Act, the Board concluded that it is was the best interests of the Corporation and its shareholders to implement certain changes to its corporate governance practices. In addition to the Audit Committee and the Compensation Committee, the Corporation created a Corporate Governance Committee, a Nominating Committee, a Technical Committee and a Disclosure Committee (which committee is comprised solely of executive officers of the Corporation). Moreover, the Corporation adopted a formal mandate of the Board of Directors, a charter for each of its committees, a Disclosure and Trading Policy, a Code of Ethics and a Hiring Policy for its independent auditors, to avoid any impairment of the independence of the Corporation's independent auditors.

         The Board continues to review the corporate governance proposals made by the TSX and NASDAQ. These new standards do not yet apply but, as they come into force, the Board will review and amend, where necessary and appropriate, its corporate governance practices and the eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

         The following is a description of the current committees of the Board:

         COMMITTEES OF THE BOARD

         Audit Committee

         The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, financial reporting process, system of internal controls over financial reporting, and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors. The current members of the Audit Committee are Messrs. Peter Kruyt (chair), John Molloy and Ronald M. Nordmann.

         Under the listing requirements of NASDAQ, no director who is not independent, and is a current employee or an immediate family member of such employee, may be appointed to the audit committee of a company. Mr. Molloy is not independent under these listing requirements, as he is the President and Chief Executive Officer of Parteq Research and Development Innovations, Queen's University ("Parteq"), a university technology transfer organization to which the Corporation made payments that have exceeded 5% of Parteq's consolidated gross revenues for at least one year in at least one of the past three years. However, in accordance with the NASDAQ listing requirements, the Board has resolved that the continued membership of Mr. Molloy on the Audit Committee is required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

         Compensation Committee

         The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors and making recommendations to the Board with respect to such compensation arrangements, as well making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Drs. Colin Bier (chair), Francesco Bellini, O.C. and Mr. Ronald M. Nordmann.

         Corporate Governance Committee

         The mandate of the Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. In addition, the Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. The current members of the Corporate Governance Committee are Messrs. Michael Du Cros (chair), Richard Cherney and Dr. Louis R. Lamontagne.

         Nominating Committee

         The mandate of the Nominating Committee is to examine on an annual basis the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. In addition, the Nominating Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating Committee are Drs. Colin Bier (chair), Francesco Bellini, O.C. and Mr. Ronald M. Nordmann.

         Technical Committee

         The mandate of the Technical Committee is to direct the activities of the Corporation's research and development team to the Corporation's Scientific Advisory Board ("SAB") for periodic review. The SAB provides its comments and recommendations to the Technical Committee which then reports to the Board. The current members of the Technical Committee are Drs. Louis R. Lamontagne (chair), Colin Bier and Emil Skamene.

         COMMUNICATIONS, INSIDER TRADING, CONFIDENTIAL INFORMATION AND DISCLOSURE POLICIES

         The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Corporation is committed to complying with all laws, regulations and policies which are applicable to it as well as to best practices in the field. This commitment is evidenced, notably, by the adoption in 2003 of a Disclosure and Trading Policy.

         The Board or the Audit Committee reviews in advance all press releases which disclose financial results or other non-routine matters. Other statutory documents or documents required to be prepared, filed and delivered including, without limitation, the annual report, proxy materials and annual information form are reviewed by members of the Board and, where required, these documents are approved by the Board.

         INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         On March 1, 2003, the Corporation entered into a management services agreement with Picchio International into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this management proxy circular as the "Picchio Group"). All of the shares of Picchio International are owned by Dr. Bellini and his spouse.

         The management services agreement provides that Picchio International shall provide the services of Dr. Francesco Bellini, O.C., as Chairman and Chief Executive Officer of the Corporation and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

         In consideration of all services rendered under the agreement, Picchio International receives a monthly fee of $80,000. This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. The term of the agreement is two years and each party has the right to terminate such agreement at any time upon sending a written prior notice of 180 days. The agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date.

         The management services agreement provides that the Picchio Group shall not, without the Corporation's written consent, during the term of such agreement and for the 24 months following the termination of the agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of the agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation's employees during the term of the agreement and for the twelve months following its expiration.

AUDITORS OF THE CORPORATION

         KPMG LLP, Chartered Accountants, have been the auditors of the Corporation since September, 1995. The Board recommends that shareholders vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix the auditors' remuneration. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION FOR THE TERM EXPIRING WITH THE NEXT ANNUAL MEETING OF SHAREHOLDERS, AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION, UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

PROPOSED AMENDMENT TO THE AMENDED AND RESTATED STOCK OPTION PLAN OF THE CORPORATION

         At the last annual meeting of the Corporation, the shareholders approved an amendment to the Plan to increase the maximum number of Common Shares which may be issued pursuant to the Plan at any given time to 3,196,973; being equal to 15% of the issued and outstanding Common Shares. Since the management proxy circular dated November 14, 2002 in respect of the Corporation's last annual meeting, the Corporation issued 8,278,624 additional Common Shares pursuant to, inter alia, a private placement by Picchio Pharma on February 18, 2003, the initial public offering of its Common Shares in the United States and a new issue of Common Shares in Canada and the exercise of previously granted options and warrants. Accordingly, on October 30, 2003 the Board approved a further amendment to the Plan, subject to regulatory and shareholder approval. The proposed amendment increases the maximum number of Common Shares which may be issued pursuant to the Plan at any given time, from 3,196,973 to 4,438,767, being equal to 15% of the issued and outstanding Common Shares of the Corporation as at October 30, 2003. All other terms of the Plan remain substantially unchanged.

         The TSX has been asked to conditionally approve the amendment to the Plan, subject to ratification by shareholders at the Meeting as hereinafter set forth. Accordingly, shareholders will be asked to consider and, if deemed advisable, to confirm and ratify the resolution approving the amendment to the Plan. Such confirmation and ratification requires approval by resolution passed by a majority of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote at the Meeting.

         The Board recommends that shareholders vote for the approval of the resolution ratifying and confirming the amendment to the Plan. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE RATIFICATION AND CONFIRMATION OF THIS RESOLUTION UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM. If the amendment to the Plan is not ratified and confirmed by ordinary resolution of the shareholders, or if such amendment does not receive regulatory approval, the amendment to the Plan will not become effective.


CONFIRMATION AND RATIFICATION OF THE AMENDMENTS AND RESTATEMENTS OF BY-LAW 1A

         At its meeting on April 28, 2003, the Board amended and restated By-Law Number 1A regulating the business and affairs of the Corporation with effect as from May 12, 2003. At its meeting on August 18, 2003, the Board again amended and restated By-Law Number 1A. Shareholders are asked to consider and, if deemed advisable, to confirm and ratify the resolutions approving the amendments and restatements of By-Law Number 1A dated April 28, 2003 and August 18, 2003. Such confirmation and ratification requires approval by resolution passed by a majority of the votes cast by the holders of Common Shares, present or represented by proxy, and entitled to vote at the Meeting.

         By-Law Number 1A was amended and restated in part in response to the review of the Corporation's corporate governance practices as well as to provide greater flexibility and efficiency with respect to the management of the business and affairs of the Corporation.

         The current text of Amended and Restated By-Law Number 1A is attached hereto as Schedule B. Shareholders wishing to obtain copy of By-Law 1A in effect prior to May 12, 2003 and August 18, 2003 should contact David Skinner, Corporate Secretary, at (514) 337-4646.

         The Board recommends that shareholders vote for the approval of the resolutions ratifying and confirming the amendments and restatements of By-Law Number 1A dated April 28, 2003 and August 18, 2003. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE RATIFICATION AND CONFIRMATION OF THESE RESOLUTIONS UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM. If the amendments and restatements of By-Law Number 1A dated April 28, 2003 and August 18, 2003 are not ratified and confirmed by ordinary resolution of the shareholders, these amendments and restatements of By-Law Number 1A will cease to be effective and no subsequent resolution of the directors to amend and restate By-Law Number 1A having substantially the same purpose or effect will be effective until confirmed or confirmed as amended by the shareholders of the Corporation.

                                      -14-
2004 SHAREHOLDER PROPOSALS

        Shareholder proposals must be submitted no later than June 30, 2004 to be considered for inclusion in the Management Proxy Circular for the purposes of the Corporation's 2004 annual meeting of shareholders.

APPROVAL BY DIRECTORS

         The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.

         DATED at Montreal, Quebec, October 30, 2003.



                                  (SIGNATURE OF DAVID SKINNER)

                                  David Skinner
                                  Corporate Secretary

                                   SCHEDULE A


                         CORPORATE GOVERNANCE PRACTICES


            TSX GUIDELINE                       CORPORATION'S PRACTICE

1. The Board should explicitly assume     The Board has explicitly assumed
responsibility for stewardship of the     responsibility for the stewardship of
corporation, and specifically:            the Corporation in a formal Mandate of
     (i)      adopt a strategic           the Board of Directors, which was
              planning process,           adopted on August 18, 2003.
     (ii)     identify principal risks    Specifically, the Board has assumed
              of the business and         responsibility for (i) the adoption of
              implement systems of        a strategic planning process, (ii) the
              risk management,            identification of the principal risks
     (iii)    provide for succession      for the Corporation and the
              planning, including         implementation of appropriate risk
              appointing, training and    management systems, (iii) succession
              monitoring senior           planning, including appointing,
              management,                 training and monitoring senior
     (iv)     a communications policy,    management; (iv) ensuring that the
     (v)      assume responsibility       Corporation has in place a
              for the integrity of the    communications policy to enable the
              Company's internal          Corporation to communicate effectively
              control and management      with shareholders, other stakeholders
              information systems.        and the public generally by, notably,
                                          enacting a Disclosure and Trading
                                          Policy and (v) the integrity of
                                          internal controls and management
                                          information systems.

2. The Board should be constituted with   The Board currently consists of a
a majority of individuals who qualify     majority of unrelated directors as, of
as unrelated directors.                   the nine directors currently serving
                                          on the Board, six are considered
                                          unrelated, namely Dr. Colin Bier,
                                          Messrs. Richard Cherney, Michael Du
                                          Cros, Peter Kruyt, Ronald M. Nordmann
                                          and Dr. Emil Skamene. The additional
                                          nominees, namely Dr. Frederick H. Lowy
                                          and Mr. Graeme K. Rutledge, are also
                                          unrelated. Dr. Francesco Bellini,
                                          O.C., Messrs. Louis R. Lamontagne and
                                          John Molloy are related directors. Mr.
                                          Michael Du Cros and Dr. Louis R.
                                          Lamontagne are not standing for
                                          re-election as directors of the
                                          Corporation.

                                          The Corporation does not have a
                                          majority shareholder and therefore no
                                          shareholder can exercise a majority of
                                          voting rights for the election of
                                          directors, but pursuant to a
                                          subscription agreement dated July 25,
                                          2002, by and between Picchio Pharma,
                                          P.P. Luxco Holdings II S.A.R.L. and
                                          the Corporation, the Corporation
                                          covenanted to cause a total of three
                                          nominees of Picchio Pharma to be
                                          included in the list of management
                                          nominees to be proposed for election
                                          to the Board at each shareholders
                                          meeting occurring following the date
                                          thereof. Picchio Pharma's right shall
                                          terminate on the date it ceases to
                                          beneficially hold at least 15% of the
                                          issued and outstanding Common Shares
                                          (including Common Shares issuable upon
                                          exercise of the warrants issued to
                                          them concurrently). Dr. Bellini and
                                          Messrs. Kruyt and Nordmann are the
                                          current nominees of Picchio Pharma.


3. The Board should disclose, for each    Dr. Francesco Bellini, O.C., Chairman
director, whether he or she is related    and Chief Executive Officer of the
and how that conclusion was reached.      Corporation, is a related director as
                                          he is a member of the management of
                                          the Corporation. Dr. Louis R.
                                          Lamontagne, who was President and
                                          Chief Executive Officer of the
                                          Corporation
                                          until December 11, 2002, is a related
                                          director as he is a former member of
                                          management. Mr. John Molloy is also a
                                          related director, as he is President
                                          and Chief Executive Officer of
                                          Parteq, an organization with whom the
                                          Corporation has entered into research
                                          alliances, licensing agreements and
                                          service agreements to which the
                                          Corporation made payments that have
                                          exceeded 5% of Parteq's consolidated
                                          gross revenues for at least one year
                                          in at least one of the past three
                                          years.

                                          Dr. Colin Bier, Messrs. Richard
                                          Cherney, Michael Du Cros, Peter Kruyt,
                                          Ronald M. Nordmann and Dr. Emil
                                          Skamene and the additional nominees,
                                          namely Dr. Frederick H. Lowy and Mr.
                                          Graeme K. Rutledge, are unrelated in
                                          that they are (i) independent of
                                          management; and (ii) free from any
                                          interest and any business or other
                                          relationship which could, or could
                                          reasonably be perceived to, materially
                                          interfere with the director's ability
                                          to act with a view to the best
                                          interests of the corporation, other
                                          than interests and relationships
                                          arising from shareholding.

                                          Mr. Richard Cherney is a partner of
                                          Davies Ward Phillips & Vineberg LLP
                                          which provides legal services to the
                                          Corporation and Picchio Pharma. The
                                          Board considers that this professional
                                          relationship does not materially
                                          interfere with Mr. Cherney's ability
                                          to act with a view to the best
                                          interests of the Corporation.


4. Appoint a committee of directors       The Corporation has created a
composed exclusively of outside, i.e.     Nominating Committee, responsible for
non-management directors, a majority      the appointment and assessment of
of whom are unrelated directors,          directors. A majority of the members
responsible for the appointment and       of this committee are unrelated
assessment of directors.                  directors and two of its three members
                                          are outside directors. Dr. Francesco
                                          Bellini, O.C. is not an outside
                                          director.

5. Implement a process for assessing      The Nominating Committee has the
the effectiveness of the Board, its       mandate, explicitly documented in its
committees and individual directors.      Charter, to implement a process for
                                          assessing the effectiveness of the
                                          Board, its committees and individual
                                          directors.

6. Provide an orientation and             The Nominating Committee has the
education program for                     mandate, explicitly documented in its
new directors.                            Charter, to consider the
                                          appropriateness of implementing formal
                                          programs for the orientation and
                                          education of new directors.

7. Examine the size of the Board, with    The Board presently consists of nine
specific reference to its                 directors with a variety of
effectiveness.                            backgrounds. Its size and composition
                                          are subject to periodic review of the
                                          Nominating Committee, but the Board is
                                          of the opinion that it is effective as
                                          currently composed.

8. Review compensation of directors in    The Compensation Committee has the
light of risks and responsibilities.      mandate, explicitly documented in its
                                          Charter, to review compensation of
                                          directors in light of risks and
                                          responsibilities.

9. Committees should generally be         The Board has five committees: the
composed of only outside directors, a     Audit Committee, the Compensation
majority of whom are unrelated            Committee, the Corporate Governance
directors.                                Committee, the Nominating Committee
                                          and the Technical Committee. All
                                          members of the Audit Committee, the
                                          Corporate Governance Committee and the
                                          Technical Committee are outside
                                          directors. All committees are composed
                                          of a majority of unrelated directors.

                                          All committees consist of three
                                          members. The current Composition of
                                          each of the committees is set out
                                          below.

                                          AUDIT COMMITTEE
                                          Peter Kruyt                     Unrelated    Outside
                                          John Molloy                     Related      Outside
                                          Ronald M. Nordmann              Unrelated    Outside

                                          COMPENSATION COMMITTEE
                                          Dr. Colin Bier                  Unrelated    Outside
                                          Dr. Francesco Bellini, O.C.     Related      Not outside
                                          Ronald M. Nordmann              Unrelated    Outside

                                          CORPORATE GOVERNANCE COMMITTEE
                                          Michael Du Cros                 Unrelated    Outside
                                          Richard Cherney                 Unrelated    Outside
                                          Dr. Louis R. Lamontagne         Related      Outside

                                          NOMINATING COMMITTEE
                                          Dr. Colin Bier                  Unrelated    Outside
                                          Dr. Francesco Bellini, O.C.     Related      Not outside
                                          Ronald M. Nordmann              Unrelated    Outside

                                          TECHNICAL COMMITTEE
                                          Dr. Louis R. Lamontagne         Related      Outside
                                          Dr. Colin Bier                  Unrelated    Outside
                                          Dr. Emil Skamene                Unrelated    Outside

                                          The additional nominees, namely Dr.
                                          Frederick H. Lowy and Mr. Graeme K.
                                          Rutledge, are unrelated and outside
                                          directors.


10. Assume or assign responsibility       The Corporate Governance Committee has
for corporate governance issues.          the mandate, explicitly documented in
                                          its Charter, to assume responsibility
                                          for corporate governance issues.

11. Define management's                   The Board has the responsibility,
responsibilities and approve corporate    explicitly documented in the Mandate
objectives to be met by the CEO.          of the Board of Directors, to approve
                                          a formal position description for the
                                          Chief Executive Officer (the "CEO").
                                          Moreover, the Corporate Governance
                                          Committee of the Board has the
                                          mandate, explicitly documented in its
                                          Charter, to submit to the Board an
                                          assessment of the CEO against the
                                          corporate objectives, which are
                                          approved by the Board and which the
                                          CEO is responsible for meeting.

                                          On March 1, 2003, the Corporation
                                          entered into a management services
                                          agreement with Picchio International
                                          into which Picchio Pharma intervened
                                          (Picchio Pharma and Picchio
                                          International are sometimes referred
                                          to collectively in this management
                                          proxy circular as the "Picchio
                                          Group"). All of the shares of Picchio
                                          International are owned by Dr. Bellini
                                          and his spouse. The management
                                          services agreement provides that
                                          Picchio International shall provide
                                          the services of Dr. Francesco Bellini,
                                          O.C., as Chairman and CEO of the
                                          Corporation and provide the services
                                          of other members of the Picchio Group,
                                          including all senior managers of
                                          Picchio Pharma. Under the agreement,
                                          the Picchio Group is currently
                                          providing, and will continue to
                                          provide, on-going regular consulting
                                          and advisory services, including
                                          services related to reviewing existing
                                          and potential research and development
                                          activities, and existing potential
                                          clinical programs, financing
                                          activities, partnering and licensing
                                          opportunities, commercialization plans
                                          and programs, and advising and
                                          assisting in investor relations
                                          activities (see "Interest of Insiders
                                          in Material Transactions").


12. Establish structures and              The Board endeavors to ensure that it
procedures to enable the Board to         can function independently of
function independently of management.     management. Given its current state of
An appropriate structure would be to      development and the controls in place,
appoint a chairman who is not a member    the Board is of the opinion that it is
of management.                            in the best interests of the
                                          Corporation and its shareholders to
                                          have Dr. Francesco Bellini, O.C., act
                                          both as Chairman and CEO of the
                                          Corporation.

13. The audit committee should be         The Audit Committee is exclusively
composed of outside directors and its     composed of outside directors. Its
role specifically defined.                role is specifically defined in its
                                          Charter.

14. Implement a system to enable          Individual directors are able to
individual directors to engage outside    engage outside advisers at the expense
advisors, at the Company's expense.       of the Corporation, with the
                                          engagement of the adviser being
                                          subject to the approval of the
                                          Corporate Governance Committee, as
                                          specifically documented in the mandate
                                          of the Board.

                                   SCHEDULE B

                              AMENDED AND RESTATED
                                BY-LAW NUMBER 1A
                                       of
                                 NEUROCHEM INC.
                               (the "Corporation")
              being a by-law relating generally to the transaction
                 of the business and affairs of the Corporation

                                   Article 1
                                 INTERPRETATION



Section 1.01 DEFINITIONS. In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles of incorporation of the Corporation attached to the certificate of incorporation dated June 17, 1993, as amended by Articles of Amendment dated April 18, 1994, October 4, 1994, September 11, 1996, March 25, 1998 and June 20, 2000, and as from time to time further amended or restated;

"Association" means the National Association of Securities Dealers, Inc.;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

"NASDAQ" means the Nasdaq Stock Market Inc.;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

"officer" means an individual appointed as an officer under the Act, the chairperson of the board of directors, the president, a vice-president, the secretary, the treasurer, the comptroller, the general counsel, the general manager, a managing director or any other individual who performs functions for the Corporation similar to those normally performed by an individual occupying any of those offices;

"recorded address" means in the case of a shareholder his latest address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as shown in the records of the Corporation;

"Related Body" means any corporation, company or other body corporate, partnership, joint venture, trust, association, unincorporated organization or any other entity recognized by law in which the Corporation is a direct or indirect shareholder, partner, joint venturer, associate or beneficiary, as the case may be; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.02, or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein or in any other by-law.

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Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations; and a reference to a section means that section in the by-laws in which such section appears.

In the case of any conflict between the articles and the provisions of this or any other by-law the provisions of the articles shall prevail.

                                   Article 2
                           BUSINESS OF THE CORPORATION

Section 2.01 REGISTERED OFFICE. Until changed in accordance with the Act, the address of the registered office of the Corporation will be within the province specified in the articles or within articles of amendment changing the province in which its registered office is situated.

Section 2.02 EXECUTION OF INSTRUMENTS. Deeds, documents, bonds, debentures, transfers, assignments, bills of sale, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairperson of the board, chairperson of the executive committee, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant-secretary or assistant-treasurer or director or any other office created by by-law or by resolution of the board. Where one person holds more than one office, he may sign any of the above said deeds, documents, bonds, debentures, transfers, assignments, bills of sale, contracts, obligations, certificates and other instruments on behalf of the Corporation in one or more capacities. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

Section 2.03 BANKING AND FINANCIAL ARRANGEMENTS. The banking and financial business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking and financial business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

Section 2.04 VOTING RIGHTS IN OTHER BODIES CORPORATE. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the signing officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2.05 SHAREHOLDER VOTE. In the event an approval of the Corporation's shareholders is required pursuant to any constituting document of a Related Body or any directors or shareholders resolution or other decision of a Related Body, the Corporation shall seek a shareholder vote thereon in accordance with the applicable provisions of the Act and the Corporation's shareholders approval shall be deemed to have been given or withheld in accordance with the provisions of the Act relating to the Corporation's shareholders approval sought.

Section 2.06 DISSENT RIGHT. In the event a vote of the Corporation's shareholders is sought pursuant to Section 2.05, the Corporation's shareholders may exercise a right of dissent in the manner provided for in the Act subject to applicable law, including, without restricting the generality of the foregoing, rules relating to issuer bids in the event more than 20% of the Corporation's shareholders exercise such right.

Section 2.07 SOLICITATION OF PROXIES. The Corporation shall solicit proxies and provide proxy statements for all meetings of shareholders in the manner provided in the Act, and, in the event that securities of the Corporation are listed on NASDAQ, shall provide copies of such proxy solicitation to the Association.

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Section 2.08 WITHHOLDING INFORMATION FROM SHAREHOLDERS. Subject to the
provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a general meeting of shareholders.

Section 2.09 DECLARATIONS. Any officer of the Corporation or any other person appointed for the purpose by resolution of the board is authorized and empowered to appear and make answer for, on behalf and in the name of the Corporation, to writs, orders and interrogatories upon articulated facts issued out of any court and to declare for, on behalf and in the name of the Corporation, any answer to writs of attachment by way of garnishment or otherwise and to make all affidavits and solemn declarations in connection therewith or in connection with any and all judicial proceedings. Any such officer or other person may make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Corporation, may attend and vote at all meetings of creditors of the Corporation's debtors and grant proxies in connection therewith, and may generally do all such things in respect thereof as he deems to be in the best interests of the Corporation.

                                   Article 3
                            BORROWING AND SECURITIES

Section 3.01 BORROWING POWER. Without limiting the borrowing powers of the Corporation as set forth in the Act or in the articles, the board may from time to time:

     (a) borrow money on the credit of the Corporation and limit or increase the amount to be borrowed;

     (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness, guarantees or securities of the Corporation, whether secured or unsecured;

     (c) give guarantees on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and

     (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the real or personal, moveable or immoveable property of the Corporation, currently owned or subsequently acquired, including book debts, rights, powers, franchises and undertakings, to secure any present or future debt obligations or any money borrowed or other debt or liability of the Corporation or of any other person, including any bonds, debentures, notes, debenture stock, other evidences of indebtedness, guarantees or securities of the Corporation which it is by law entitled to issue.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

Section 3.02 DELEGATION. The directors may by resolution, delegate all or any of the powers conferred on the board by Section 3.01 or by the Act to a director, a committee of directors or any officer to such extent and in such manner as the directors shall determine at the time of each such resolution.

                                   Article 4
                                    DIRECTORS

Section 4.01 NUMBER OF DIRECTORS AND QUORUM. The board shall consist of such fixed number, or minimum and maximum number, of directors as may be set out in the articles. In no event shall the board consist of less than three (3) directors. Where the articles provide for a minimum and maximum number of directors, the board may fix, from time to time and within the aforesaid minimum and maximum number of directors, the precise number of directors which shall comprise the board. In no event shall such aforesaid precise number of directors be less than three (3).

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The directors may, from time to time, fix by resolution the quorum for meetings of directors, but until otherwise fixed, a majority of the directors in office from time to time shall constitute a quorum. Subject to the provisions of
Section 4.06 hereof, any meeting of directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the by-laws of the Corporation for the time being vested in or exercisable by the directors generally.

Section 4.02 QUALIFICATION. No person shall be qualified for election as a director if he is less than eighteen (l8) years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. Subject to the exceptions provided for in the Act, at least twenty-five percent (25%) of the directors shall be resident Canadians. However, if a corporation has less than four (4) directors, at least one (1) director must be a resident Canadian. Notwithstanding the foregoing, at least three (3) of the directors shall not be officers or employees of the Corporation or any of its affiliates, or have a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Section 4.03 ELECTION AND TERM. The election of directors shall take place at each annual meeting of shareholders at the close of which all the directors then in office shall cease to hold office, but, if qualified, shall be eligible for re-election at that meeting. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by resolution. If an election of directors is not held at any such meeting of shareholders, the incumbent directors shall continue in office until their successors are elected.

In addition to filling vacancies on the board of directors, the directors may at any time, without exceeding the number of directors provided by the Articles, appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the previous annual meetings of shareholders.

Section 4.04 CEASING TO HOLD OFFICE. A director ceases to hold office when he dies; when he is removed from office by the shareholders in accordance with the provisions of the Act; when he ceases to be qualified for election as a director; or when his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

Section 4.05 VACANCIES. Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles. In the absence of a quorum of the board, or if there has been a failure to elect the number or minimum number of directors provided for in the articles, the board may call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting. Where there is a vacancy in the board, the remaining directors may exercise all the authorities, powers and discretions of the board so long as a quorum remains in office.

Section 4.06 CANADIAN DIRECTORS PRESENT AT MEETING. The board, other than the board of a corporation referred to in subsection 105(4) of the Act, shall not transact business at a meeting, other than filling a vacancy in the board arising otherwise than by an increase in the number or the minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by the articles, unless:

     (a) if the Corporation is subject to subsection 105(3) of the Act, at least twenty-five percent (25%) of the directors present are resident Canadians or, if the Corporation has less than four (4) directors, at least one (1) of the directors present is a resident Canadian; or

     (b) if the Corporation is subject to subsection 105(3.1) of the Act, a majority of directors present are resident Canadians or if the Corporation has only two (2) directors, at least one (1) of the directors present is a resident Canadian.

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Notwithstanding the above, directors may transact business at a meeting of directors where the number of resident Canadian directors, required under the above, is not present if:

     (c) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility the business transacted at the meeting; and

     (d) the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 4.07 PARTICIPATION IN MEETINGS. If all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

Section 4.08 PLACE OF MEETINGS. Meetings of the board may be held at any place in or outside Canada.

Section 4.09 CALLING OF MEETINGS. Meetings of the board shall be held from time to time and at such place as the board, the chairperson of the board, the chairperson of the executive committee (if any) or any two directors may determine.

Section 4.10 NOTICE OF MEETING OR WAIVER OF NOTICE. Notice of the time and place of each meeting of the board shall be given in the manner provided in Section
12.01 to each director not less than twenty-four (24) hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner, whether before, during or after a meeting of directors, waive notice of or otherwise consent to a meeting of directors; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. No action taken at any meeting of the board shall be invalidated by the accidental failure to give notice or sufficient notice thereof to any director.

Section 4.11 FIRST MEETING OF NEW BOARD. Provided a quorum of directors is present, each board (having exclusively newly elected board members) may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

Section 4.12 ADJOURNED MEETING. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 4.13 REGULAR MEETINGS. The board may fix the time and place for regular meetings of the board. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 4.14 CHAIRPERSON. The chairperson of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board or the chairperson of the executive committee (if any). If no such officer is present, the directors present shall choose one of their number to be chairperson.

Section 4.15 VOTES TO GOVERN. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of equality of votes, the chairperson shall not have a second or casting vote.

Section 4.16 CONFLICT OF INTEREST. A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed


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material contract or transaction with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or the shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or the shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

Section 4.17 REMUNERATION AND EXPENSES. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

                                   Article 5
                                   COMMITTEES

Section 5.01 COMMITTEES OF DIRECTORS. The board may appoint one or more committees of directors, however designated, and delegate to such committee or committees any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

Section 5.02 EXECUTIVE COMMITTEE. The board may designate one of the committees appointed by it as the executive committee. It shall comprise at least three (3) members who shall remain in office at the pleasure of the board and while still directors. It shall, subject to Section 5.01, be vested with all the powers and authority of the board between meetings thereof. All acts and proceedings of the executive committee shall be reported to the board at the next meeting thereof, but any right granted or obligation incurred pursuant to the authority of the executive committee shall be treated as valid and binding upon the Corporation.

Section 5.03 AUDIT COMMITTEE. The board shall elect from among its number an audit committee to be composed of at least three (3) directors none of whom shall be officers or employees of the Corporation or its affiliates. Members of the audit committee shall remain in office at the pleasure of the board and while still directors. The audit committee shall have the powers and duties provided or required by the rules of the Act, or any stock exchange upon which the securities of the Corporation are listed or by any relevant securities regulatory authority.

Section 5.04 TRANSACTION OF BUSINESS. Subject to the provisions of Section 4.07, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of a committee of directors may be held at any place in or outside Canada.

Section 5.05 PROCEDURE. Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

                                   Article 6
                                    OFFICERS

Section 6.01 APPOINTMENT. The board may from time to time appoint a chairperson of the board, a chairperson of the executive committee (if any), a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 6.02, an officer may be but need not be a director or an employee, and one person may hold more than one office.

Section 6.02 CHAIRPERSON OF THE BOARD AND CHAIRPERSON OF THE EXECUTIVE COMMITTEE. The chairperson of the board and chairperson of the executive committee (if any) shall each be chosen from among the directors and, if appointed, shall have such powers and duties as the board may specify.

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Section 6.03 PRESIDENT, VICE-PRESIDENT OR VICE-PRESIDENTS. The President and the
vice-president or vice-presidents shall have such powers and duties as the board may specify.

Section 6.04 SECRETARY. Except as may be otherwise determined from time to time by the board, the secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

Section 6.05 POWERS AND DUTIES OF OTHER OFFICERS. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

Section 6.06 VARIATION OF POWERS AND DUTIES. The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 6.07 TERM OF OFFICE. The board, in its discretion, may remove and discharge any or all the officers of the Corporation either with or without cause at any meeting called for that purpose and may elect or appoint others in their place or places. Any officer or employee of the Corporation, not being a member of the board, may also be removed and discharged, either with or without cause, by the chairperson of the board, chairperson of the executive committee or president. If, however, there be a contract with an officer or employee derogating from the provisions of this section such removal or discharge shall be subject to the provisions of such contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the officer's earlier resignation or death.

Section 6.08 TERMS OF ENGAGEMENT AND REMUNERATION. The terms of engagement and the remuneration of officers appointed by the board shall be determined by it from time to time.

Section 6.09 CONFLICT OF INTEREST. An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 4.16.

Section 6.10 AGENTS AND ATTORNEYS. Subject to applicable law, the board, the chairperson of the board, the chairperson of the executive committee or the president or any person delegated by any of them shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

Section 6.11 FIDELITY BONDS. The board, the chairperson of the board, the chairperson of the executive committee or the president or any person delegated by any of them may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

                                   Article 7
                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 7.01 LIMITATION OF LIABILITY. No director or officer shall be liable for the acts, receipts, neglect or default of any other person including any director or officer or employee or agent, or for joining in any receipt or acts for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, extra-contractual or tortious acts of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited or for any loss occasioned by an error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which may arise out of the execution of the duties of his office or in relation thereto, unless

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the same are occasioned by his own wilful neglect or default or gross negligence; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the mandatory provisions of the Act and the regulations thereunder or in accordance with applicable law or from liability for any breach thereof.

Section 7.02 INDEMNITY. The Corporation shall, unless the board shall otherwise determine in any particular case, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity, of another entity to the maximum extent not prohibited by the Act.

Section 7.03 INSURANCE. The Corporation may purchase and maintain such insurance for the benefit of an individual referred to in Section 7.02 against any liability incurred by the individual, in the individual's capacity set forth in
Section 7.02.

                                   Article 8
                                     SHARES

Section 8.01 ALLOTMENT. Subject to the articles, shares of the Corporation may be issued at such times and to such persons and for such consideration as the board may determine and the board may from time to time allot or grant options, warrants, or other rights to purchase any of the shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act.

Section 8.02 COMMISSIONS. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

Section 8.03 REGISTRATION OF TRANSFER. Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, and upon payment of all applicable taxes and any fees prescribed by the board.

Section 8.04 TRANSFER AGENTS, REGISTRARS AND DIVIDEND DISBURSING AGENTS. The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. The board may also from time to time appoint a dividend disbursing agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The board may at any time terminate any such appointment.

Section 8.05 CONCLUSIVENESS OF SECURITIES REGISTER. Subject to the provisions of the Act, the Corporation shall treat the person in whose name any share is registered in the securities register as absolute owner of such share with full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

Section 8.06 SHARE CERTIFICATES. Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate that complies with the Act in respect of the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed by at least one of the following persons, or the signature shall be printed or otherwise mechanically reproduced on the certificate:

     (a)  a director or officer of the Corporation;

     (b) a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf; and

     (c)  a trustee who certifies it in accordance with a trust indenture.

and need not be under the corporate seal.

Section 8.07 REPLACEMENT OF SHARE CERTIFICATES. Where the owner of a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new share certificate in place of the original share certificate of the owner

     (a) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser;

     (b) furnishes the Corporation with a sufficient indemnity bond, if required by the Corporation; and

     (c) satisfies any other reasonable requirements imposed by the Corporation.

Section 8.08 JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 8.09 DECEASED SHAREHOLDERS. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon or other distributions in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

                                   Article 9
                              DIVIDENDS AND RIGHTS

Section 9.01 DIVIDENDS. Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

Section 9.02 DIVIDEND CHEQUES. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by pre-paid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation on or after the applicable dividend payment date, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 9.03 NON-RECEIPT OF CHEQUES. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 9.04 UNCLAIMED DIVIDENDS. Subject to applicable law, any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                   Article 10
                            MEETINGS OF SHAREHOLDERS

Section 10.01 ANNUAL MEETINGS. The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.03, at such place as the board or failing it, the chairperson of the board or the chairperson of the executive committee (if any) may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

Section 10.02 SPECIAL MEETINGS. The board, the chairperson of the board or the chairperson of the executive committee (if any) shall have power to call a special meeting of shareholders at any time.

Section 10.03 PLACE OF MEETINGS. Meetings of shareholders shall be held at the registered office of the Corporation or, if the board shall so determine, at some other place in Canada.

Section 10.04 NOTICE OF MEETINGS. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 12.01 not less than twenty-one (21) nor more than sixty (60) days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. In the event that securities of the Corporation are listed on NASDAQ, notice of the annual meeting of shareholders shall also be given to NASDAQ in the manner provided hereunder and in Section 12.01. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and the text of any special resolution or by-law to be submitted to meeting. A shareholder may in any manner either before, during or after a meeting of shareholders waive notice of or otherwise consent to a meeting of shareholders and attendance at a meeting of shareholders is a waiver of notice of the meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.05 CHAIRPERSON, SECRETARY AND SCRUTINEERS. The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairperson of the board, chairperson of the executive committee, president or a vice-president who is a shareholder. If no such officer is present within fifteen (15) minutes after the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary and/or each assistant-secretary of the Corporation are absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairperson of the meeting.

Section 10.06 PERSONS ENTITLED TO BE PRESENT. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

Section 10.07 QUORUM. Subject to the articles, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, and holding or representing the holder or holders of shares carrying not less than ten percent (10%) of the total number of votes attached to the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

If a quorum is not present at the opening of a meeting of shareholders, the shareholders present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time to a fixed time and place without notice other than announcement at the meeting until a quorum shall be present, subject to the provisions of the Act, the articles and Section 10.15 of this by-law. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

Section 10.08 RIGHT TO VOTE. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of the Act and the articles.

Section 10.09 PROXIES. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

Section 10.10 TIME FOR DEPOSIT OF PROXIES. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

Section 10.11 JOINT SHAREHOLDERS. If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

Section 10.12 VOTES TO GOVERN. At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairperson of the meeting shall be entitled to a second or casting vote.

Section 10.13 SHOW OF HANDS. Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

Section 10.14 BALLOTS. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Section 10.15 ADJOURNMENT. Subject to the articles, if a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as required by the Act.

Section 10.16 RESOLUTION IN WRITING. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

                                   Article 11
                            DIVISIONS AND DEPARTMENTS

Section 11.01 CREATION AND CONSOLIDATION OF DIVISIONS. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

Section 11.02 NAME OF DIVISIONS. Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name.

                                   Article 12
                                     NOTICES

Section 12.01 METHOD OF GIVING NOTICES. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board or NASDAQ (if applicable) shall be given in any manner permitted by the Act and creation or provision of an electronic notice is satisfactory. The secretary or assistant-secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

Section 12.02 NOTICE TO JOINT SHAREHOLDERS. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them. The address to be used for the purpose of giving notices shall be the recorded address.

Section 12.03 COMPUTATION OF TIME. In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

Section 12.04 UNDELIVERED NOTICES. If any notice given to a shareholder pursuant to Section 12.01 is returned on two (2) consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

Section 12.05 OMISSIONS AND ERRORS. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 12.06 PERSONS ENTITLED TO SHARES BY DEATH OR OPERATION OF LAW. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement as provided in the Act.

Section 12.07 WAIVER OF NOTICE. Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or committee thereof which may be given in any manner.

                                   Article 13
                                   FISCAL YEAR

Section 13.01 FISCAL YEAR. The financial period of the Corporation shall terminate on such day in each year as the board of directors may from time to time determine.

                                   Article 14
                                 EFFECTIVE DATE

Section 14.01 EFFECTIVE DATE. This by-law is effective from the date hereof and shall continue to be effective unless amended by the directors until the next meeting of shareholders of the Corporation, whereat if same is confirmed or confirmed as amended, this by-law shall continue in effect in the form in which it was so confirmed.

Section 14.02 REPEAL. Upon the date of this by-law coming into force, By-Law No. 1 of the Corporation, being a by-law relating generally to the transaction of the business and affairs of the Corporation, shall be repealed, provided that such repeal shall not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as appointed under the provisions of this by-law and all resolutions of the shareholders or board or committee thereof with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed.

Adopted by the Board of Directors of the Corporation at a meeting held on the 18th day of August, 2003 and having effect as and from such date.



(Signed) David Skinner
Secretary

                                 NEUROCHEM INC.

                                   PROXY FORM


THIS PROXY IS SOLICITED BY MANAGEMENT AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND PROXY CIRCULAR.

The undersigned shareholder of Neurochem Inc. (the "Corporation") hereby appoints Dr. Francesco Bellini, O.C., or failing him, Dr. Philippe Calais, or failing him, Claude Michaud or (see *Note 1)

-----------------------------
--------------------------------------------------------------------------------
as the proxy for the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS of the Corporation (the "Meeting") to be held at the Hotel Intercontinental, Montreal, Quebec, H2Y 3X4, on December 9, 2003, at 10:00 AM, Montreal time, and at every adjournment thereof:

(1)    (a)    ( )   FOR the election of directors of all nominees specified in the accompanying proxy circular; or

       (b)    ( )   FOR the election as directors of all nominees specified in the accompanying proxy circular other than: (please specify)


--------------------------------------------------------------------------------
       (c)          CHECK HERE ( ) IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE
                    FOR THE ELECTION OF DIRECTORS;

(2)    (a)          ( ) FOR the appointment of KPMG LLP, Chartered
                    Accountants, as auditors of the Corporation and the authorization of the Audit Committee to fix their remuneration; or

       (b) CHECK HERE ( ) IF YOU WISH TO WITHHOLD AUTHORITY TO VOTE FOR THE APPOINTMENT OF AUDITORS;

(3) ( ) FOR ( ) AGAINST ratification and confirmation of the amendment to the Amended and Restated Stock Option Plan of the Corporation to increase the maximum number of Common Shares that may be issued pursuant to such plan;

(4) ( ) FOR ( ) AGAINST ratification and confirmation of the amendments and restatements of By-Law Number 1A of the Corporation dated April 28, 2003 and August 18, 2003; and

(5) in his discretion with respect to amendments or variations to matters identified above or upon such other matters as may properly come before the Meeting;

hereby revoking any proxy previously given.

                                    DATED THIS      DAY OF
                                              ------      ----------------------
                                                             (See *Note 2)

                                    SIGNATURE
                                              ----------------------------------
                                                             (See *Note 3)

                                    *NOTE 1: You have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the management nominees. If you wish to designate as proxy a person other than the management nominees, you should strike out their names and insert in the space provided the name of the person you wish to designate as proxy.

                                    *NOTE 2: If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the management of the Corporation.

                                    *NOTE 3: This instrument of proxy must be signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please provide full title as such. In the event of a joint shareholder, each should sign. Corporations should sign by an officer or attorney duly authorized in writing or under corporate seal.


                                                       PROXY
                                          PLEASE COMPLETE AND RETURN IN THE
                                                 ENVELOPE PROVIDED

                  (Picture)


                  DRIVEN
                  TO ENHANCE
                  PEOPLE'S
                  LIVES

                  NEUROCHEM
                  ANNUAL REPORT 2003

(Picture)

The drive to savour every single day of life keeps the flame of hope burning. Neurochem is in the business of nurturing that flame with a new class of drugs for disorders such as Alzheimer's Disease and Amyloid A (AA) Amyloidosis.


TABLE OF CONTENTS

01       Highlights
02       Pipeline gaining momentum
04       Message to shareholders
06       Review of operations
08       Novel therapies
11       Fibrillex(TM)
15       Alzhemed(TM)
19       Cerebril(TM)
21       Development Programs
22       Executive Management
         Board of Directors
23       Advisory Boards
24       Shareholder information











Certain statements contained in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this document. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

(Picture)

NEUROCHEM'S MISSION IS TO PROVIDE INNOVATIVE THERAPEUTICS BY ADDRESSING CRITICAL, UNMET MEDICAL NEEDS IN NEUROLOGY.

DRIVEN
Highlights


JULY 29, 2002   Picchio Pharma Inc. acquires 2.8 million units(1) of
Neurochem for a consideration of $7 million(2)


SEPTEMBER 30, 2002   Phase II clinical trial initiated on Alzhemed(TM) for the
treatment of Alzheimer's Disease


OCTOBER 25, 2002   Phase II clinical trial of Cerebril(TM) for prevention of
Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy gets under way


NOVEMBER 28, 2002   Dr. Francesco Bellini appointed CEO, adding to his other
responsibilities as Chairman of the Board


DECEMBER 11, 2002   Patient enrollment completed for Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis


JANUARY 30, 2003   Lead investigator for Cerebril(TM) awarded approximately $1.4 million grant from National Institutes of Health


FEBRUARY 18, 2003   Picchio Pharma Inc. acquires an additional 1.2 million
units(1) of Neurochem for $8.148 million


APRIL 10, 2003   Neurochem's Data Safety Monitoring Board unanimously recommends continuation of Phase II/III clinical trial for Fibrillex(TM)


MAY 7, 2003   Intellectual property rights to Neurochem's preclinical Diabetes program licensed to Innodia Inc. in exchange for what is today an indirect 25.7% equity position


JUNE 23, 2003   Phase II clinical trial of Alzhemed(TM) successfully completed


RECENT DEVELOPMENTS SEPTEMBER 23, 2003   Neurochem shares listed on NASDAQ
(NRMX), in connection with successful North American equity issue that raises $85,368,989


1 The units are comprised of one Neurochem common share and one warrant exercisable at any time within a three-year period at a premium over the issue price

2 All dollar amounts are in Canadian currency unless otherwise stated

(Picture)

PIPELINE GAINING MOMENTUM


                                       Disease Targets             Preclinical  Phase I    Phase II    Phase III
                                       ---------------             -----------  -------    --------    ---------
CLINICAL DEVELOPMENT
FIBRILLEX(TM)                          AA AMYLOIDOSIS              (picture)    (picture)  (picture)   (picture)
ALZHEMED(TM)                           ALZHEIMER'S DISEASE         (picture)    (picture)  (picture)
CEREBRIL(TM)                           HEMORRHAGIC STROKE          (picture)    (picture)  (picture)
                                       DUE TO CEREBRAL
                                       AMYLOID ANGIOPATHY
PRECLINICAL DEVELOPMENT
NC-1461                                EPILEPTIC SEIZURE           (picture)
                                       INDUCED BY TRAUMATIC
                                       BRAIN INJURY
DEVELOPMENT
MULTIPLE PROJECTS                      NEUROLOGICAL
                                       DISORDERS



DRIVEN TO EXPEDITE DEVELOPMENT
Neurochem has achieved significant clinical development milestones during the past year. Twelve months from now, Neurochem expects to have three product candidates in Phase III clinical trials.

04 Neurochem 2003
(Picture)
Dr. Francesco Bellini

MESSAGE TO SHAREHOLDERS

As the theme of this year's annual report underscores, Neurochem Inc. truly is a company driven--its mission is to enhance the lives of millions of people around the world by developing unique products to halt the progression of neurological disorders for which no effective treatments currently exist.

During fiscal 2003, we forged ahead with our agenda to transform Neurochem from an academic-oriented, research-based enterprise to a product-driven biopharmaceutical company, whose main priority is the late-stage development and commercialization of its promising product candidates. To that end, we brought in new people to further strengthen our management team; we raised significant amounts of capital; and we began seeking the partners we require to derive maximum value from the commercialization of our products.

We also continued to advance Neurochem's product pipeline, which is now tightly focused on therapies for diseases of the Central Nervous System (CNS), including Alzheimer's Disease.

Our most advanced product candidate, Fibrillex(TM), for the treatment of AA Amyloidosis, is expected to reach the marketplace in late 2005. Although not targeting a neurological disorder, Fibrillex(TM), with its orphan drug status granted in the United States and Europe, and a unique mechanism of action, represents for Neurochem a solid financial opportunity warranting the development of Fibrillex(TM) by ourselves .

Alzhemed(TM), for the treatment of Alzheimer's Disease, is scheduled to begin Phase III clinical trials in the spring of 2004. Cerebril(TM), our product candidate to prevent the recurrence of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, is now in a Phase II clinical trial.

I am very pleased with the progress of the pipeline over the past year. Neurochem's novel, orally administered, first-in-class drug candidates continue to show exciting potential to target the cause and halt the progression of debilitating CNS diseases, rather than treating the symptoms. Upcoming Phase III clinical trials will ultimately demonstrate whether the promise of these products is to be fulfilled. From what we know to date, we have every reason to be optimistic about the outcome.

Our ability to finance the development and commercialization of our late-stage product candidates was significantly enhanced with the successful completion of a major North American equity issue in September 2003, after the end of our fiscal year. Proceeds of $85,368,989 will be used primarily to finance the drug development activities, as well as to expand the business and commercial capabilities of the Company.

The equity issue also served to enlarge our shareholder base and give Neurochem a significantly higher profile among U.S. investors. The trading of Neurochem shares on the NASDAQ National Market (NASDAQ), under the symbol NRMX, commenced on September 18, 2003.

05 NEUROCHEM 2003
NEUROCHEM TRULY IS A COMPANY DRIVEN.
During fiscal 2003, we took several significant steps forward on our agenda to deliver innovative new therapies for neurological disorders and build a new breed of biopharmaceutical company in our specialized area of know-how.

ACKNOWLEDGEMENTS
Having agreed some months ago to take on the additional role of CEO, I would like to take this opportunity to formally welcome Dr. Philippe Calais, who was appointed President of Neurochem in January 2003. Dr. Calais brings to the table two decades of solid experience in the pharmaceutical industry, which includes international strategic marketing--expertise that is very appropriate to this phase of Neurochem's development. Building a strong management team is key to the success of our Company and we are continuing to strengthen and broaden the roster.

I would also like to welcome Mr. Richard Cherney, co-managing partner of the law firm Davies Ward Phillips & Vineberg LLP, and Dr. Emil Skamene, Scientific Director of McGill University Health Centre, both of whom were appointed to the Board of Directors over the course of the year. As well, I wish to express my appreciation to all my fellow Board members--current and past--for their wise counsel. Finally, I would like to thank our employees for their vital contribution to the Company's growth and success.

OUTLOOK
Looking ahead, I see the balance of fiscal 2004 as a period of intense activity for Neurochem, especially in terms of clinical development. We are continuing to enhance the infrastructure of our organization, particularly our marketing and drug development capabilities. Most importantly, we expect to be in a position before the end of the fiscal year to choose our partners for the commercialization of Alzhemed(TM) and Fibrillex(TM).

Neurochem's strategy in that regard is very clear. Rather than traditional licensing, we intend to retain full rights to our products for key market regions, and enter into agreements with appropriate partners, that will enable us to participate directly in the commercialization and growth of these exciting new drugs. We see this as the best way to leverage the Company's intellectual property and maximize shareholder value.

I am proud to serve as Chairman and CEO of such a dynamic company. Together with the Board of Directors, management and our highly motivated employees, I am fully committed to seeing the Company through this crucial stage in its growth and development. Our underlying goal is now in sight--to successfully bring Neurochem's leading product candidates to market.



signature

DR. FRANCESCO BELLINI
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
OCTOBER 17, 2003

(Picture)

Review of Operations
DRIVEN by a value-based strategy

Designed to maximize shareholder value by leveraging our strengths in drug development and commercialization while retaining maximum ownership rights to our products.

BUILDING A STRONG INFRASTRUCTURE
With lead product candidates moving closer to commercialization, Neurochem invested--and continues to invest--substantial sums to build the crucial drug development and commercialization infrastructure required to take the Company to the next level. At the same time, it maintained its support of a relatively small but highly expert research team, whose mission is to support drug development and the continued expansion of the product pipeline.

A strong management team is another prerequisite to ensure Neurochem's future success as a product-driven enterprise. In January 2003, the Company appointed Dr. Philippe Calais as President. Dr. Calais brings to Neurochem over 20 years of North American and international commercialization experience in leading pharmaceutical companies. To provide a solid legal resource for on-going activities, the Company also appointed Mr. David Skinner as Director of Legal Affairs and General Counsel in April 2003. Mr. Skinner also assumes the role of Corporate Secretary.

Keeping pace with the Company's growth, the total number of employees increased by almost 50% during fiscal 2003, to reach 105 at year-end. These critical resources are expected to double again over the next 12 months, as Neurochem further enhances its development and marketing capabilities.

COMPREHENSIVE PATENT STRATEGY
During the year, the Company further leveraged its portfolio of intellectual property, with a total of more than 150 patents and patent applications granted and pending worldwide.

FOCUS ON NEUROLOGY
Reflecting its intensified strategic focus on neurological disorders, the Company out-licensed its preclinical Diabetes technology to Innodia Inc. in exchange for a significant equity stake in that company. Additionally, Neurochem participated in what is today a $14-million financing of Innodia, including a private placement and a debt issue, to become Innodia's largest shareholder, with approximately 25.7% of its total outstanding equity.

While ensuring the development of the Diabetes project by Innodia, this strategic initiative has enabled Neurochem to align

07 Neurochem 2003

all of its own human and financial resources towards the development and commercialization of its product pipeline focused on the Central Nervous System
(CNS).

FIBRILLEX(TM)--PHASE II/III CLINICAL TRIAL AT MIDPOINT--NO SAFETY ISSUES OF CONCERN
Fibrillex(TM) is Neurochem's product candidate to treat AA Amyloidosis.
The recruitment of 183 patients was completed in January 2003, and the two-year study is planned to end in January 2005. All patients who finish the Phase II/III clinical trial are invited to join an open-label extension study and receive Fibrillex(TM) for an additional two-year period. Also noteworthy is the fact that no safety issues have been reported to date by the independent Data Safety Monitoring Board (DSMB) established by Neurochem to monitor the safety of patients during the trial.

ALZHEMED(TM)--SUCCESSFUL PHASE II CLINICAL TRIAL--PROCEEDING TO PHASE III
In late June 2003, Neurochem reported the successful results of the Phase II clinical trial for Alzhemed(TM). The preliminary data revealed that patients treated for six months on the highest dose of Alzhemed(TM) showed stable or improved cognitive function.

In early July, Neurochem endorsed the unanimous recommendation of its Clinical Advisory Board and proceeded with planning the Phase III efficacy studies on this product candidate, pending approval by regulatory authorities.

CEREBRIL(TM)--ALL PATIENTS RECRUITED FOR PHASE II TRIAL
Recruitment for the Phase II clinical trial for Cerebril(TM), the Company's product candidate for the prevention of recurrence of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA), was finalized in October 2003.

HEALTHY FINANCIAL STATUS
During the 2003 fiscal year, Neurochem completed two significant private placements totalling $15,148,000 to Picchio Pharma Inc., a 50/50 joint venture established between Dr. Francesco Bellini and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.

On September 23, 2003, subsequent to its fiscal year-end, the Company successfully completed an initial public offering of common shares in the United States with a listing on NASDAQ (NRMX) and a new issue of common shares in Canada. Neurochem raised proceeds of $85,368,989 with this offering.

08 Neurochem 2003
Novel therapies
Neurochem's novel, first-in-class product candidates have shown exciting potential to target the causes and halt the progression of debilitating CNS diseases, rather than treating the symptoms. Its expanding pipeline is led by three strong candidates moving ever closer to market.

(Picture)

FIBRILLEX(TM)
Fibrillex(TM) targets the amyloid that causes AA Amyloidosis. The product candidate is in a Phase II/III clinical trial for the disease--a fatal condition for which there is no effective therapy and which is estimated to affect some 270,000 patients in industrialized countries.(1)

1 Market information estimated by the Company based on clinical and scientific studies and on independent market research by L.E.K. Consulting
     (2003)

09 Neurochem 2003

(Picture)

ALZHEMED(TM)

Alzhemed(TM) is designed to stop the progression of Alzheimer's Disease. It is now entering Phase III clinical trials and, as such, is the most advanced orally administered disease-modifying product candidate in clinical development. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted with the disease.

(Picture)

CEREBRIL(TM)

Cerebril(TM) aims at the cause of the disease and is currently in a Phase II clinical trial for the prevention of recurrence of Hemorrhagic Strokes caused by CAA. There is currently no effective treatment for this type of stroke which is often recurrent and fatal within a few years and which afflicts hundreds of thousands of people.(1)

1 Greenberg, S.M. Cerebrovascular Amyloidosis in Alzheimer's Disease and Related Disorders. -In Verbeek, M.M., et al. 2000



(Picture)

(Picture)

11 Neurochem 2003
FIBRILLEX(TM)

DRIVEN TO ACHIEVE COMMERCIALIZATION OF FIBRILLEX(TM)


For the treatment of AA Amyloidosis--a fatal condition for which no effective therapy exists.


Fibrillex(TM), the Company's most advanced product candidate, has been granted "orphan drug" status, which normally provides market exclusivity for seven and ten years respectively in the United States and Europe.

12 Neurochem 2003
(Picture)

FIBRILLEX(TM)



FIBRILLEX(TM)--TO TREAT AA AMYLOIDOSIS
Fibrillex(TM) addresses AA Amyloidosis, which progressively destroys major organs such as the kidneys, the liver, the spleen and the gastrointestinal tract.

CAUSE OF AA AMYLOIDOSIS--WELL UNDERSTOOD
AA Amyloidosis affects people with long-standing chronic inflammatory and infectious diseases such as Rheumatoid Arthritis, Inflammatory Bowel Disease, a hereditary illness called Familial Mediterranean Fever, and tuberculosis.

At the onset of AA Amyloidosis, the amyloid protein that normally circulates in the blood is abnormally cleaved and binds to glycosaminoglycans (GAGs), which promote the formation of insoluble fibrils. These fibrils cluster and deposit within the affected organs, gradually leading to organ failure, and resulting in death.

AA AMYLOIDOSIS CAN BE DIAGNOSED
A very significant portion--approximately one-third of the people believed to have AA Amyloidosis--show symptoms of the disease and therefore could be diagnosed and treated, if a treatment such as Fibrillex(TM) were to become available.

Tissue biopsies are the most reliable means of diagnosing suspected cases of AA Amyloidosis. Kidney biopsy is the diagnostic gold standard, but gastrointestinal, abdominal fat and rectal biopsies are also reliable methods of diagnosis. Additionally, amyloid deposits in the tissue biopsies can be identified using various staining methods.

13 Neurochem 2003
"In our long search for an effective treatment for AA Amyloidosis, a fatal disease, the data on Fibrillex(TM) is very promising and seems to indicate that we may have found an approach that could help thousands of patients around the world."

DR. PETER D. GOREVIC, MOUNT SINAI SCHOOL OF MEDICINE, NEW YORK

OVER 1/4 MILLION PEOPLE IMPACTED
More than a quarter of a million people around the world are believed to have AA Amyloidosis. The disease normally develops in people in their early 50s or later.

FIBRILLEX(TM)--MOVING CLOSER TO COMMERCIALIZATION
Fibrillex(TM), an oral drug candidate presently formulated as a capsule, is being investigated for its safety and efficacy in 183 patients suffering from the disease at 27 sites across the United States, Europe and Israel. Neurochem has put in place a Data Safety Monitoring Board (DSMB) which, every eight months, evaluates the safety of Fibrillex(TM) in the patients participating in the study. This Board has already met twice and has unanimously recommended after each review that the Company proceed with the completion of the Phase II/III clinical trial.

To date, more than 50% of the patients enrolled in the Phase II/III clinical trial for Fibrillex(TM) have been participating for a year or more. Some have completed the study and have entered the open-label extension study. Globally, the trial is expected to finish in January 2005. Assuming successful completion of the clinical trial and subsequent regulatory approvals, Neurochem intends to launch the commercialization of the product by the end of 2005.

ORPHAN STATUS--MARKET EXCLUSIVITY
The U.S. Food and Drug Administration and its European equivalent have granted this product candidate "orphan drug" status, which normally allows for market exclusivity for seven years following approval in the United States and ten years in Europe. Neurochem will also be seeking "orphan drug" status in Japan.

(Picture)
DR. PETER D. GOREVIC


(Picture)

15 Neurochem 2003
(Picture)

ALZHEMED(TM)

DRIVEN TO OFFER ALZHEIMER'S PATIENTS NEW HOPE IN THE FORM OF ALZHEMED(TM)

Neurochem has already demonstrated the potential of Alzhemed(TM) to arrest the progression of the disease for patients in the mild-to-moderate stages of Alzheimer's Disease.

Now positioned to enter Phase III clinical trials, Alzhemed(TM) offers new hope for legions of Alzheimer's patients and their loved ones.


"I have seen no deterioration in my wife's condition since the treatment started, which in itself is a triumph!"

SPOUSE OF AN 83-YEAR OLD AMERICAN PATIENT WHO HAS BEEN TAKING ALZHEMED(TM) FOR AT LEAST EIGHT MONTHS.

16 Neurochem 2003
(Picture)

ALZHEMED(TM)

ALZHEMED(TM)--TO TREAT ALZHEIMER'S DISEASE
Alzhemed(TM) is Neurochem's product candidate for Alzheimer's Disease. It represents the most advanced orally administered product in the field designed to stop the progression of this devastating neurological illness.

AMYLOID--AT THE ROOT OF ALZHEIMER'S DISEASE
As amyloid fibrils slowly form and deposit in the brain, they destroy the surrounding tissue. The progressive deterioration of the brain leads to the loss of cognitive function and eventually to death. Alzhemed(TM) is designed to stop the formation and deposition of amyloid fibrils and their associated toxicity in the brain and therefore should halt the progression of the disease once it has begun.

CURRENTLY NO CURE
No cure is currently available for Alzheimer's Disease. Existing drugs treat symptoms such as the loss of cognitive function. However, as the disease progresses, patients experience a severe deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to 10 years.

OVER 4 MILLION NORTH AMERICANS AFFLICTED
According to the U.S. Alzheimer's Association, over four million North Americans are currently afflicted with Alzheimer's Disease and the patient population is expected to grow significantly over the next decade, primarily due to an increasing elderly population. Although perceived as a disease exclusively associated with old age, Alzheimer's Disease is increasingly being diagnosed in individuals in their 50s and 60s.

ALZHEMED(TM)--
PROMISING RESULTS IN PHASE II CLINICAL TRIAL
Positive findings from a 12-week Phase II clinical trial involving patients with mild-to-moderate Alzheimer's Disease show Alzhemed(TM) to be safe and well tolerated. Alzhemed(TM) was able to change the level of amyloid in the cerebrospinal fluid in Alzheimer's patients, an effect not seen in the placebo group. Alzhemed(TM) has also demonstrated its ability to overcome the major challenge of crossing from the bloodstream to the brain through the protective blood-brain-barrier.

17 Neurochem 2003
"Alzheimer's Disease is one of the scourges of our age. Alzhemed(TM) has shown promising results in clinical trials as a drug that may favourably influence the disease process. Literally millions of patients would stand to gain if the results of Neurochem's Phase III trials are positive."

DR. PAUL S. AISEN, PROFESSOR OF NEUROLOGY AND MEDICINE,
GEORGETOWN UNIVERSITY MEDICAL CENTER

Moreover, in an open-label extended study, the cognitive function (as measured by ADAS-Cog(1) of the majority of patients on the highest dose of Alzhemed(TM) had either stabilized or improved after six months, especially in the milder group of patients. This effect was maintained even after a nine-month period on Alzhemed(TM).

These preliminary results indicate that Alzhemed(TM) shows a promising activity profile that warrants further investigation in Phase III clinical trials.

PHASE III TRIALS TO BEGIN IN SPRING 2004
On the unanimous recommendation of its Clinical Advisory Board, Neurochem has decided to initiate Phase III trials in the United States, Canada and Europe with a yet-to-be determined pharmaceutical partner. The trials are slated to begin in the spring of 2004, pending regulatory approvals.

Neurochem's Clinical Advisory Board is made up of leading scientific authorities in the fields of aging and dementia from around the world.

These large-scale, multinational and multi-center Phase III clinical trials are expected to run for 12 to 18 months and to include approximately 1,200 patients with mild-to-moderate Alzheimer's Disease. Such trials are normally the last stage before the receipt of regulatory approvals required to introduce a product for Alzheimer's Disease on the market.

(Picture)
DR. PAUL S. AISEN

(1) Alzheimer's Disease Assessment Scale - cognitive subscale

(Picture)

19 Neurochem 2003
(Picture)

CEREBRIL(TM)

DRIVEN TO HELP PREVENT THE RECURRENCE OF HEMORRHAGIC STROKES WITH CEREBRIL(TM)

Recently advanced to a Phase II clinical trial, Cerebril(TM) is designed to halt the recurrent strokes suffered by people affected by Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy.

This would represent a major step towards achieving an improved quality of life for countless patients around the world.

(Picture)
DR. STEVEN M. GREENBERG


PRESTIGIOUS GRANT REFLECTS QUALITY OF PROGRAM
Neurochem's lead investigator for Cerebril(TM), Dr. Steven M. Greenberg of the Massachusetts General Hospital of Boston, has been awarded a grant of approximately $1.4 million from the National Institutes of Health to advance the Phase II clinical trials for this product candidate.

"Thousands of patients live under the threat of recurrent, devastating strokes because of amyloid angiopathy. There is currently no effective therapy for these patients. Cerebril(TM) has the potential to make a major difference in both the quality and length of the patients' lives."

DR. STEVEN M. GREENBERG, MASSACHUSETTS GENERAL HOSPITAL OF BOSTON

20 Neurochem 2003
(Picture)

CEREBRIL(TM)


CEREBRIL(TM)--TO TREAT HEMORRHAGIC STROKE DUE TO CAA
Cerebril(TM) is Neurochem's product candidate for Hemorrhagic Stroke due to CAA. Amyloid in its toxic form is the cause of the disease. When amyloid fibrils cluster in the brain, they are associated with Alzheimer's Disease. However, when the same amyloid fibrils form in the blood vessels of the brain, those vessels become brittle and eventually rupture, leading to stroke. Hemorrhagic Stroke due to CAA is a syndrome of recurrent strokes.

OFTEN FATAL WITHIN A FEW YEARS--NO EFFECTIVE THERAPY AVAILABLE
Hemorrhagic strokes due to CAA represent approximately 7% of all stroke cases. In their first occurrence, 70% to 80% of hemorrhages are not fatal. However, recurrent hemorrhages are frequent and are often fatal within just a few years. These recurrences provide an opportunity for therapeutic intervention. Cerebril(TM), if proven efficacious and safe in humans, could represent the first drug to treat the disease.

PHASE II STUDY UNDERWAY
Cerebril(TM), the same compound as Alzhemed(TM), is currently being studied in a 12-week, Phase II clinical trial at five centers in the United States. The study involves a relatively small number of patients who survived a stroke due to CAA. At this stage, the aim is primarily to establish the safety, tolerability and optimal dosage of the product candidate. Patient enrollment has been completed and this study is expected to end in January 2004.

21 Neurochem 2003
Development Programs

DRIVEN TO EXPAND THE PIPELINE

To accelerate the expansion of our product pipeline, we are focusing on the development of other promising candidates that fall within our Central Nervous System or "CNS" sphere of expertise.


OUR SOLUTION TO EPILEPTIC SEIZURES FOLLOWING TRAUMATIC BRAIN INJURY Neurochem is currently developping NC-1461 as its drug candidate to prevent epileptic seizures that often follow traumatic brain injuries.

A LARGE POPULATION TARGETED
In the United States alone, approximately 1.5 million(1) people each year suffer a traumatic brain injury that causes severe damage to the brain with internal bleeding, inflammation and the death of neuronal cells.

COMPLETING PRECLINICAL DEVELOPMENT
NC-1461 is in the preclinical development stage, with Phase I clinical trials in humans expected to begin in 2004.

A VACCINE FOR ALZHEIMER'S DISEASE--A NEW APPROACH TO AN OLD DISEASE Neurochem's solution to Alzheimer's Disease with Alzhemed(TM) has been to prevent the formation and the deposition of amyloid fibrils causing neuronal damage.

Neurochem is now exploring an innovative conjugated synthetic vaccine to reduce the level of amyloid in the brain prior to the formation of fibrils.

SECOND-GENERATION
ANTI-AMYLOID COMPOUNDS
Know-how acquired through the development of Alzhemed(TM) has led to the design and synthesis of a second generation of anti-amyloid compounds to prevent and treat Alzheimer's Disease.

More than 200 compounds have already undergone preliminary studies and several are presenting a promising and potent anti-amyloid activity profile.

(1) Epilepsy and Traumatic Brain Injury Market information obtained from Friedman, Ramsey & Co. and National Foundation for the Brain

22 Neurochem 2003


                                        BOARD OF DIRECTORS
EXECUTIVE MANAGEMENT
                                        DR. FRANCESCO BELLINI
DR. FRANCESCO BELLINI                   CHAIRMAN AND
CHAIRMAN AND                            CHIEF EXECUTIVE OFFICER
CHIEF EXECUTIVE OFFICER
                                        DR. COLIN BIER
DR. PHILIPPE CALAIS                     CONSULTANT
PRESIDENT
                                        MR. RICHARD CHERNEY
MR. CLAUDE MICHAUD                      CO-MANAGING PARTNER,
SENIOR VICE-PRESIDENT,                  DAVIES WARD PHILLIPS & VINEBERG
FINANCE & CHIEF FINANCIAL OFFICER       LLP

DR. DENIS GARCEAU                       MR. MICHAEL DU CROS
VICE-PRESIDENT,                         CONSULTANT
DRUG DEVELOPMENT
                                        MR. PETER KRUYT
DR. FRANCINE GERVAIS                    VICE-PRESIDENT,
VICE-PRESIDENT,                         POWER CORPORATION OF CANADA
RESEARCH AND DEVELOPMENT

                                        DR. LOUIS R. LAMONTAGNE
DR. LISE HEBERT                         PRESIDENT AND
VICE-PRESIDENT,                         CHIEF EXECUTIVE OFFICER,
CORPORATE COMMUNICATIONS                PAINCEPTOR PHARMA CORP.

MR. DAVID SKINNER                       MR. JOHN P. MOLLOY
DIRECTOR, LEGAL AFFAIRS,                PRESIDENT AND
GENERAL COUNSEL AND                     CHIEF EXECUTIVE OFFICER,
CORPORATE SECRETARY                     PARTEQ RESEARCH AND
                                        DEVELOPMENT INNOVATIONS,
                                        QUEEN'S UNIVERSITY

                                        MR. RONALD M. NORDMANN
                                        CO-PRESIDENT,
                                        GLOBAL HEALTH ASSOCIATES, LLC

                                        DR. EMIL SKAMENE
                                        SCIENTIFIC DIRECTOR,
                                        MCGILL UNIVERSITY HEALTH CENTRE




( PICTURE )

23 Neurochem 2003

SCIENTIFIC ADVISORY BOARD                CLINICAL ADVISORY BOARDS

Activities of our research and           Internationally renowned clinical
development team are regularly           experts are collaborating in the
reviewed by our Scientific               development and implementation of
Advisory Board (sab). Members            our clinical trials for Fibrillex(TM),
include internationally recognized       Alzhemed(TM) and Cerebril(TM). The
scientists working in the fields         following are the members of our
of alzheimer's disease, amyloid and      Clinical Advisory  Boards:
neurology. The following are members
of our SAB:



                                          FIBRILLEX(TM)
DR. HOWARD FILLIT
CHAIRMAN OF THE SAB,
THE INSTITUTE FOR                         DR. ALAN COHEN
THE STUDY OF AGING,                       EDITOR-IN-CHIEF,
NEW YORK, UNITED STATES                   AMYLOID THE JOURNAL OF PROTEIN            ALZHEMED(TM)
                                          FOLDING DISORDERS
DR. ALAN COHEN
EDITOR-IN-CHIEF,                                                                    DR. PAUL AISEN
AMYLOID THE JOURNAL OF PROTEIN            DR. PHILIP HAWKINS                        GEORGETOWN UNIVERSITY MEDICAL
FOLDING DISORDERS                         ROYAL FREE HOSPITAL,                      CENTER,
                                          LONDON, UNITED KINGDOM                    WASHINGTON D.C., UNITED STATES

DR. ALEX ROHER                            DR. BOUKE HAZENBERG
SUN HEALTH RESEARCH INSTITUTE,            GRONINGEN UNIVERSITY HOSPITAL,            DR. HOWARD CHERTKOW
SUN CITY, UNITED STATES                   NETHERLANDS                               LADY DAVIS INSTITUTE FOR MEDICAL
                                                                                    RESEARCH,
                                                                                    MONTREAL, CANADA
DR. JACK GAULDIE                          DR. MARTHA SKINNER
MCMASTER UNIVERSITY                       BOSTON UNIVERSITY
MEDICAL CENTRE,                           SCHOOL OF MEDICINE,                       DR. STEVEN FERRIS
HAMILTON, CANADA                          UNITED STATES                             NEW YORK UNIVERSITY SCHOOL OF
                                                                                    MEDICINE,
                                                                                    NEW YORK, UNITED STATES

                                          CEREBRIL(TM)                              DR. SERGE GAUTHIER
                                                                                    MCGILL UNIVERSITY CENTER FOR
                                          DR. CLIVE BALLARD                         STUDIES IN AGING,
                                          NEWCASTLE GENERAL HOSPITAL,               MONTREAL, CANADA
                                          NEWCASTLE-UPON-TYNE,
                                          UNITED KINGDOM                            DR. SIMON LOVESTONE
                                                                                    INSTITUTE OF PSYCHIATRY,
                                          DR. FRANZ FAZEKAS                         LONDON, UNITED KINGDOM
                                          KARL-FRANZENS UNIVERSITY,
                                          GRAZ, AUSTRIA                             DR. JOHN MORRIS
                                                                                    WASHINGTON UNIVERSITY SCHOOL OF
                                          DR. STEVEN GREENBERG                      MEDICINE,
                                          MASSACHUSETTS GENERAL HOSPITAL,           ST-LOUIS, UNITED STATES
                                          BOSTON, UNITED STATES
                                                                                    DR. BRUNO VELLAS
                                          DR. VLADIMIR HACHINSKY                    TOULOUSE GERIATRIC
                                          UNIVERSITY OF WESTERN ONTARIO,            ALZHEIMER'S CENTER,
                                          LONDON, CANADA                            FRANCE

                                          DR. RALPH SACCO
                                          COLUMBIA UNIVERSITY,
                                          NEW YORK, UNITED STATES



(Picture)


NEUROCHEM INC.
7220 FREDERICK-BANTING STREET, SUITE 100
SAINT-LAURENT, QUEBEC, CANADA H4S 2A1
TELEPHONE: (514) 337-4646
TOLL-FREE: 1 888 337-4646 FAX: (514) 337-5339
E-MAIL: INFO@NEUROCHEM.COM
WEBSITE: WWW.NEUROCHEM.COM

                  (Picture)



                  FINANCIAL STATEMENTS


                  DRIVEN
                  TO MAXIMIZE
                  PERFORMANCE

                  NEUROCHEM
                  ANNUAL REPORT 2003

STOCK PERFORMANCE
Value of a $100 investment made in Neurochem Inc. shares (NRM) on July 1st, 2002, compared with the same investment made in either the S&P/TSX Capped Health Care Index (TTHC) or the NASDAQ Biotech Index (NBI).




(LINE GRAPH)

01 Neurochem 2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE CONSOLIDATED RESULTS OF OPERATIONS, FINANCIAL POSITION AND CASHFLOWS OF NEUROCHEM INC. AS AT AND FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001. THIS ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEUROCHEM INC. AND RELATED NOTES, INCLUDED THEREIN, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). A RECONCILIATION TO US GAAP OF THE NET LOSS AND SHAREHOLDERS' EQUITY REPORTED IN ACCORDANCE WITH CANADIAN GAAP IS PRESENTED IN NOTE 16 OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS. UNLESS OTHERWISE INDICATED, AMOUNTS ARE PRESENTED IN CANADIAN DOLLARS.


The forward-looking statements in this discussion regarding our industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk and Uncertainties" section. Our actual results may differ materially from those contained in any forward-looking statements.

OVERVIEW
We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders. We have three orally administered product candidates in clinical trials and one product candidate in pre-clinical development, each targeting disorders for which there are currently no known cures.


Since inception, our business activities have been devoted principally to research and development. Accordingly, we have not been profitable to date and have not received any revenues other than from collaborative research and license agreements and interest income. Until commercialization of our product candidates, either alone or in collaboration, we expect losses to continue as we invest in product research and development, pre-clinical testing, clinical trials and regulatory compliance for our product candidates. Moreover, we expect operating losses to increase as our product candidates enter more advanced stages of clinical development. Since inception, research and development expenditures totaled $68,108,000, before research tax credits and grants of $16,984,000. We do not anticipate generating revenues from product sales in the near future. Until commercialization of our product candidates, we expect that the principal sources of funds would be limited to proceeds from equity or debt financing, interest income, revenues from collaborative research and license agreements, research tax credits and grants.


We completed two significant strategic private placements totaling $15,148,000 to Picchio Pharma Inc. ("Picchio Pharma"), a company established between a trust of which Dr. Francesco Bellini, O.C. is a beneficiary and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.

02 Neurochem 2003 Annual Report Management Discussion and Analysis


During the year, we transitioned our business from a research and development focused company to a product-driven company and concentrated our activities on neurological disorders. In a strategic move aimed at focusing on our core expertise, we completed a technology transfer pertaining to our Diabetes program to Innodia Inc. ("Innodia"), a company focused exclusively on the development of therapeutic treatments for Diabetes, in exchange for an equity interest in Innodia. We also invested $500,000 in a private placement concluded by Innodia. As at June 30, 2003, we indirectly owned a 31% equity interest in Innodia. This strategy will eliminate funding requirements associated with our Diabetes program while allowing us to share in the program's economic potential as an indirect shareholder of Innodia.


Our product pipeline has made significant progress during the year. Fibrillex(TM), our most advanced product candidate to treat AA Amyloidosis, completed patient recruitment for its Phase II/III clinical trial. Alzhemed(TM), our next most advanced product candidate for the treatment of Alzheimer's Disease, completed a Phase II clinical trial. Cerebril(TM), our product candidate to treat Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy, initiated a Phase II clinical trial during the year. A compound for the treatment of epileptic seizures due to Traumatic Brain Injury is advancing through pre-clinical testing. Advancement of these product candidates to more advanced development stages will entail a significant increase in our operating expenses as we approach the commercialization of our products.


We are determined to optimize the time necessary to bring our product candidates to market and are aligning both financial and human resources accordingly. Our goal is to become a leading biopharmaceutical company in the development and commercialization of innovative therapeutics for neurological disorders.

SUMMARY OF OPERATING RESULTS
TWELVE MONTHS ENDED JUNE 30, 2003 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2002 Revenues for the year ended June 30, 2003 amounted to nil compared to $2,271,000 for the same period last year. The decrease is due to the termination in the second quarter of 2002 of the collaborative research and license agreement with
H. Lundbeck A/S ("Lundbeck"). As a result of the termination of this agreement, we have regained our ownership rights on drug molecules aimed at treating Alzheimer's Disease, including Alzhemed(TM).


Research and development expenditures, before research tax credits and grants, amounted to $18,782,000 for the year ended June 30, 2003, compared to $15,304,000 for the year ended June 30, 2002. The increase is a direct result of our product candidates progression to more advanced stages of clinical development during the year. Alzhemed(TM) and Cerebril(TM) were in Phase II clinical trials during the current year compared to Phase I last year, and Fibrillex(TM) completed patient recruitment for its Phase II/III clinical trial during fiscal year 2003. As at June 30, 2003, approximately 240 patients were enrolled in clinical trials compared to approximately 50 patients a year earlier.

03 Neurochem 2003 Annual Report Management Discussion and Analysis


Research tax credits amounted to $1,410,000 for the year ended June 30, 2003 compared to $1,048,000 for the corresponding period last year. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.


Research and other grants amounted to $1,895,000 for the year ended June 30, 2003 compared to $2,071,000 for the corresponding period last year. Research grants refer principally to investment contributions under the Technology Partnerships Canada ("TPC") Program received by us for the development of Alzhemed(TM) as well as payments received from the FDA for the development of Fibrillex(TM).


General and administrative expenses amounted to $7,184,000 for the fiscal year 2003 compared to $3,698,000 for the fiscal year 2002. The increase is mainly due to the hiring of new employees, increased awareness and educational activities related to AA Amyloidosis, increased professional fees due to increased corporate development activities, as well as non-recurring expenses of $873,000 incurred in connection with the departure of two senior officers.


Depreciation and amortization expense for the fiscal year 2003 increased to $1,197,000 compared to $888,000 for fiscal year 2002. The increase reflects the depreciation and amortization associated with the acquisition of additional property and equipment, as well as additions to patent costs, during the past year.


Interest and bank charges for the fiscal year 2003 amounted to $144,000 compared to $232,000 for the fiscal year 2002. The decrease is primarily attributable to lower external fees associated with the management of our cash resources.


Interest income for the year ended June 30, 2003 amounted to $800,000 compared to $1,144,000 for the same period the previous year. The decrease results from lower average cash balances in the current year, compared to the same period last year.


Gain on disposal of intellectual property amounted to $3,484,000 in fiscal 2003 and represents the gain realized on the technology transfer related to our pre-clinical Diabetes program to Innodia.


Net loss for the year ended June 30, 2003 amounted to $19,618,000 ($0.90 per share) compared to $13,475,000 for the year ended June 30, 2002 ($0.75 per share).


TWELVE MONTHS ENDED JUNE 30, 2002 COMPARED TO TWELVE MONTHS ENDED JUNE 30, 2001 The following analysis explaining the variations in the results of operations for the year ended June 30, 2002 and 2001 has been adjusted from previously issued Management's Discussion and Analysis of Financial Condition and Results of Operations to reflect reclassifications made to conform with the presentation of our financial statements adopted in the current year.

04 Neurochem 2003 Annual Report Management Discussion and Analysis


Revenues for the year ended June 30, 2002 amounted to $2,271,000 as compared to revenues of $6,370,000 for the same period in the prior year. The reduction in revenues was due to the termination in the second quarter of 2002 of the collaborative research and license agreement with Lundbeck. We received the last payment pursuant to such agreement in October 2001. As a result of the termination of this agreement, we regained our ownership rights on drug molecules aimed at treating Alzheimer's Disease, including Alzhemed(TM).


Research and development expenditures, before research tax credits and grants, increased to $15,304,000, for the fiscal year ended June 30, 2002, compared to $9,926,000 for fiscal 2001. The increase was due to the progression of the product candidates in our pipeline. Three product candidates were in clinical trials in 2002 compared to two in fiscal 2001.


Research tax credits amounted to $1,048,000 for the year ended June 30, 2002 compared to $752,000 for the corresponding period in the prior year. The increase is in line with the corresponding increase in research and development expenses qualifying for such tax credits.


Research and other grants amounted to $2,071,000 for the year ended June 30, 2002 compared to $1,837,000 for the year ended June 30, 2001. The increase was due to payments received from the FDA as part of a grant of approximately $1,400,000 to support the Phase II/III clinical trial in the United States for Fibrillex(TM), as well as higher investment contributions received from the TPC in 2002 based on increased qualifying expenditures.


General and administrative expenses amounted to $3,698,000 for the fiscal year 2002 as compared to $3,189,000 for the fiscal 2001 period. The increase was mainly due to increased activity level, including increased salary costs from the hiring of additional personnel, higher corporate communication expenses and higher legal fees due to increased corporate development activities.


Depreciation and amortization expense for the fiscal year 2002 increased to $888,000 compared to $422,000 for fiscal 2001. The increase was primarily due to the acquisition of research equipment towards the end of fiscal 2001 and during the course of fiscal 2002.


Interest and bank charges for the fiscal year 2002 increased to $232,000 compared to $127,000 for fiscal 2001. The increase is primarily attributable to higher external fees associated with the management of our cash resources.


Interest income for the year ended June 30, 2002 amounted to $1,144,000 compared to $1,979,000 for the same period the previous year. The decrease results from lower average cash balances in fiscal 2002.


Net loss for the year ended June 30, 2002 amounted to $13,475,000 ($0.75 per share) compared to $2,687,000 ($0.15 per share) for the corresponding period in the prior year.

05 NEUROCHEM 2003 ANNUAL REPORT MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2003, we had cash, cash equivalents and marketable securities of $16,334,000 compared to $24,162,000 a year earlier. The decrease is due to funds used in operations and for additions to property and equipment, net of proceeds received from the issuance of shares to Picchio Pharma and from the exercise of options and warrants.


Additions to property and equipment for the year ended June 30, 2003 amounted to $1,638,000 compared to $946,000 in 2002 and $2,122,000 in 2001. The main additions to property and equipment during the 2003 fiscal period were research equipment ($790,000) and software ($532,000). In the comparable 2002 period, additions to property and equipment amounted to $946,000, consisting mainly of research equipment ($738,000). In the 2001 fiscal year, additions to property and equipment amounted to $2,122,000 and were mainly attributable to leasehold improvements ($1,089,000) and research equipment ($881,000). Additions to patent costs in the 2003 fiscal year amounted to $538,000 compared to $1,156,000 in the 2002 fiscal year and $424,000 in the 2001 fiscal period.


Proceeds from the issue of share capital for the year ended June 30, 2003 amounted to $17,981,000 and are mainly related to two investments by Picchio Pharma during the year for a total of $15,148,000. In July 2002, Picchio Pharma purchased 2.8 million units of the Company at a price of $2.50 per unit for a total cash consideration of $7,000,000. The units were comprised of one Common Share and one warrant exercisable anytime within a three-year period, at the exercise price of $3.13. In February 2003, we issued 1.2 million additional units to Picchio Pharma at a price of $6.79 per unit for a total cash consideration of $8,148,000. The units were comprised of one Common Share and one warrant exercisable anytime within a three-year period, at the exercise price of $7.81.


We invest our available cash resources, in a manner consistent with our goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.

06 Neurochem 2003 Annual Report Management Discussion and Analysis

RISKS AND UNCERTAINTIES
Since inception, we have experienced operating losses and our products have not yet been marketed commercially. Our product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical and other biotechnology companies.


Product research and development involves a high degree of risk and returns to investors are dependent upon successful development and commercialization of our products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of our products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by us.


Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, we place considerable importance on obtaining and maintaining patent and trade secret protection for our significant discoveries. There can be no assurance that any pending patent application filed by us will mature into issued patents. Furthermore, there can be no assurance that our existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Our commercial success will also depend in part on us not infringing patents or proprietary rights of others.


We are currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of our products. There is no assurance that the arrangements with these third parties will provide benefits we expect. There can also be no assurance that we will be successful in marketing and distributing our products, or that we will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that we will generate revenue or achieve profitability.


Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. We intend to raise additional financing, as required,

07 Neurochem 2003 Annual Report Management Discussion and Analysis


through research, partnership and licensing agreements, the exercise of options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

OUTLOOK
We believe that our available cash and short-term investments, expected interest income, estimated funding from research, potential partnerships and licensing agreements, research tax credits, grants, access to capital markets and support from our principal shareholder should be sufficient to finance our operations and capital needs for the coming year. However, in light of the inherent uncertainties associated with the regulatory approval process and our ability to secure additional research, partnerships and/or licensing agreements, further financing may be required to support our operations in the future.

08 Neurochem 2003 Annual Report
MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.


In support of this responsibility, Neurochem's management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects.


The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements with the external auditors.


The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the re-appointment of the external auditors.


The consolidated financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.


Signature                                     signature


Francesco Bellini, O.C.                       Claude Michaud
Chairman and Chief Executive Officer          Senior Vice President, Finance and
Chief Financial Officer

Saint-Laurent, Canada
August 8, 2003

09 Neurochem 2003 Annual Report
AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Neurochem Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003 and for the period from inception (June 17, 1993) to June 30, 2003 in accordance with Canadian generally accepted accounting principles.





signature


Chartered Accountants


Montreal, Canada
August 8, 2003 (except note 18 (b), which is as of August 12, 2003)

10 Neurochem 2003 Annual Report

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)


                                                                     2003        2003       2002
                                                                  -------     -------    -------
                                                                  (US$ --      (CDN$)     (Cdn$)
                                                              NOTE 2 (l))
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                           4,759       6,450      1,149
Marketable securities                                               7,292       9,884     23,013
Grants receivable (note 3)                                            390         529      1,017
Sales taxes and other receivables                                     651         882        405
Research tax credits receivable                                       866       1,174        718
Prepaid expenses and deposits                                         685         928        249
                                                                  -------     -------    -------
                                                                   14,643      19,847     26,551

Long-term security deposits (note 9 (e))                              174         236        226

Long-term investment (note 4)                                       3,262       4,421          -

Property and equipment (note 5)                                     3,003       4,070      3,750

Patent costs (note 6)                                               1,908       2,586      2,206
                                                                  -------     -------    -------
                                                                   22,990      31,160     32,733
                                                                  =======     =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                    2,253       3,054      2,216
Accrued liabilities                                                 1,741       2,359      2,044
Current portion of obligations under capital leases (note 7)          303         411        552
                                                                  -------     -------    -------
                                                                    4,297       5,824      4,812

Obligations under capital leases (note 7)                             467         633      1,044
                                                                  -------     -------    -------
                                                                    4,764       6,457      5,856
                                                                  -------     -------    -------
SHAREHOLDERS' EQUITY:
Share capital (note 8)                                             64,544      87,482     69,501
Deficit                                                           (46,318)    (62,779)   (42,624)
                                                                  -------     -------    -------
                                                                   18,226      24,703     26,877
Commitments and contingencies (notes 3 (a) and 9))
Subsequent events (note 18)
                                                                  -------     -------    -------
                                                                   22,990      31,160     32,733
                                                                  =======     =======    =======

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors by:

John Molloy signature                                Colin Bier, Ph.D. signature
Director                                             Director

11 Neurochem 2003 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003

(in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)


                                                                                             Cumulative
                                                                                                  since
                                                                                           inception of
                                               2003        2003        2002        2001      operations
                                            -------     -------     -------      ------    -----------
                                             (US$ --      (CDN$)      (Cdn$)      (Cdn$)         (Cdn$)
                                         NOTE 2 (l))
REVENUES:
Research contracts                                -           -       2,271       6,370           9,216
License fees                                      -           -           -           -           1,106
                                            -------     -------     -------      ------         -------
                                                  -           -       2,271       6,370          10,322
                                            -------     -------     -------      ------         -------

EXPENSES:
Research and development                     13,857      18,782      15,304       9,926          68,108
Research tax credits                         (1,040)     (1,410)     (1,048)       (752)         (9,376)
Research grants and other                    (1,398)     (1,895)     (2,071)     (1,837)         (7,608)
                                            -------     -------     -------      ------         -------
                                             11,419      15,477      12,185       7,337          51,124
General and administrative                    5,300       7,184       3,698       3,189          22,221
Depreciation of property and equipment          752       1,019         758         348           3,035
Amortization of patent costs                    131         178         130          74             541
Interest and bank charges                       106         144         232         127             862
                                            -------     -------     -------      ------         -------
                                             17,708      24,002      17,003      11,075          77,783
                                            -------     -------     -------      ------         -------
Net loss before undernoted items            (17,708)    (24,002)    (14,732)     (4,705)        (67,461)



INVESTMENT AND OTHER INCOME:
Interest income                                 590         800       1,144       1,979           4,964
Foreign exchange                                 74         100         113          39             248
Gain on disposal of intellectual
   property (note 4)                          2,570       3,484           -           -           3,484
                                             -------     -------    -------      ------         -------
                                              3,234       4,384       1,257       2,018           8,696
                                            -------     -------     -------      ------         -------
Net loss before income taxes                (14,474)    (19,618)    (13,475)     (2,687)        (58,765)
                                            -------     -------     -------      ------         -------
INCOME TAXES:
Quebec credit for losses                          -           -           -           -             700
                                            -------     -------     -------      ------         -------
NET LOSS                                    (14,474)    (19,618)    (13,475)     (2,687)        (58,065)
                                            -------     -------     -------      ------         -------

NET LOSS PER SHARE (note 12):
Basic and diluted                             (0.66)      (0.90)      (0.75)      (0.15)
                                            -------     -------     -------      ------         -------

See accompanying notes to consolidated financial statements.

12 Neurochem 2003 Annual Report

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003

(in thousands of Canadian dollars) (in accordance with Canadian GAAP)


                                                                                         Cumulative
                                                                                              since
                                                                                       inception of
                                             2003        2003        2002        2001    operations
                                             ----        ----        ----        ----    ----------

                                          (US$ --      (CDN$)      (Cdn$)      (Cdn$)        (Cdn$)
                                      NOTE 2 (l))
Deficit, beginning of year               (31,448)    (42,624)    (29,149)    (25,897)            -
Net loss                                 (14,474)    (19,618)    (13,475)     (2,687)      (58,065)
Share issue costs                           (396)       (537)          -        (565)       (4,714)
                                         -------     -------     -------     -------       -------
Deficit, end of year                     (46,318)    (62,779)    (42,624)    (29,149)      (62,779)
                                         =======     =======     =======     =======       =======


See accompanying notes to consolidated financial statements.

13 Neurochem 2003 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003

(in thousands of Canadian dollars) (in accordance with Canadian GAAP)


                                                                                         Cumulative
                                                                                              since
                                                                                       inception of
                                             2003        2003        2002        2001    operations
                                             ----        ----        ----        ----    ----------
                                          (US$ --      (CDN$)      (Cdn$)      (Cdn$)     (Cdn$)
                                      NOTE 2 (l))
CASH FLOWS FROM
OPERATING ACTIVITIES:
Net loss                                  (14,474)    (19,618)    (13,475)     (2,687)   (58,065)
Adjustments for:
Gain on disposal of intellectual property  (2,570)     (3,484)          -           -     (3,484)
Depreciation and amortization                 883       1,197         888         422      3,576
Write-off of patents                            -           -         119           -        119
Share issued for services                       -           -           -           -         41
Changes in operating
   assets and liabilities:
Grants receivable                             360         488         (37)       (370)      (529)
Sales taxes and other receivables            (352)       (477)         12         (64)      (882)
Research tax credits receivable              (336)       (456)         34         536     (1,174)
Prepaid expenses and deposits                (508)       (689)        (31)        (72)    (1,163)
Accounts payable and accrued liabilities      801       1,086       1,565         116      5,448
                                          -------     -------     -------      ------    -------
                                          (16,196)    (21,953)    (10,925)     (2,119)   (56,113)
                                          -------     -------     -------      ------    -------
CASH FLOWS FROM
FINANCING ACTIVITIES:
Proceeds from issue of share capital       13,266      17,981          11       8,891     87,440
Share issue costs                            (396)       (537)          -        (565)    (4,714)
Proceeds from sale-leaseback                    -           -       1,649           -      2,168
Repayment of obligations under
   capital lease                             (407)       (552)       (618)       (443)    (2,118)
                                          -------     -------     -------      ------    -------
                                           12,463      16,892       1,042       7,883     82,776
                                          -------     -------     -------      ------    -------
CASH FLOWS FROM
INVESTING ACTIVITIES:
Additions to property and equipment        (1,209)     (1,638)       (946)     (2,122)    (6,280)
Additions to patent costs                    (397)       (538)     (1,156)       (424)    (3,458)
Long-term investment                         (436)       (591)          -           -       (591)
Investment in marketable securities             -           -           -           -    (31,000)
Proceeds from maturity of
   marketable securities                    9,686      13,129       7,045         942     21,116
                                          -------     -------     -------      ------    -------
                                            7,644      10,362       4,943      (1,604)   (20,213)
                                          -------     -------     -------      ------    -------
Net (decrease) increase in cash and
   cash equivalents                         3,911       5,301      (4,940)      4,160      6,450


Cash and cash equivalents,
   beginning of year                          848       1,149       6,089       1,929          -
                                          -------     -------     -------      ------    -------
Cash and cash equivalents, end of year      4,759       6,450       1,149       6,089      6,450
                                          =======     =======     =======      ======    =======

Supplemental disclosures to cash flow statements (note 13).

See accompanying notes to consolidated financial statements.

14 Neurochem 2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended June 30, 2003, 2002 and 2001 and for the period from inception (June 17, 1993) to June 30, 2003

(in thousands of Canadian dollars, except per share data)

1.   ORGANIZATION AND BUSINESS ACTIVITIES:

Neurochem Inc. (the "Company" or "Neurochem"), incorporated under the Canada Business Corporations Act in 1993, is a Canadian biopharmaceutical company focused on the development and commercialization of innovative therapeutics for neurological disorders.


Since inception, the business activities of the Company have been devoted principally to research and development of the Company's core technology platform, amyloid inhibitors, which focuses on the design and synthesis of chemical compounds that inhibit the formation, deposition and toxicity of amyloid fibrils implicated as the underlying causes of certain diseases. The Company's therapeutic focus is on developing treatments for a number of important disease indications characterized by the presence of toxic deposits of amyloid protein. The diseases currently targeted by the Company include Alzheimer's Disease, Hemorrhagic Stroke due to Cerebril Amyloid Angiopathy ("CAA"), and certain Systemic Amyloidosis disorders. In addition, the Company is also conducting research and development work for other neurological disorders principally Epileptic Seizures induced by Traumatic Brain Injury. In 2003, the Company disposed of its intellectual property and lead compounds for Diabetes Type II (see note 4). The status of the Company's principal product candidates are as follows:


Disease indication                       Product candidates                              Stage of development
------------------                       ------------------                              --------------------
Amyloid A (AA) Amyloidosis                    Fibrillex(TM)                       Phase II/III clinical trial
Alzheimer's Disease                            Alzhemed(TM)               Phase III clinical trials in design
Hemorrhagic Stroke due to CAA                  Cerebril(TM)                           Phase II clinical trial
Epileptic Seizures induced by
   Traumatic Brain Injury             Lead compound NC-1461                              Pre-clinical testing


Neurochem is considered to be in the development stage, with a significant emphasis in clinical trials for three of its product candidates. Substantially all of the Company's research and development expenditures, and all revenues from milestone payments and research contracts, since inception, relate to the Company's core technology platform. The Company's capital expenditures since inception, including costs incurred to secure patents, relate principally to the Company's core technology platform.

2.   SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), would differ in some respects from those prepared in the United States. A reconciliation of the net loss and shareholders' equity reported in accordance with Canadian GAAP with US GAAP is presented in note 16.


(a)  PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

15 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements


(b)  CASH AND CASH EQUIVALENTS:

The Company considers all investments with maturities of three months or less that are highly liquid and readily convertible into cash to be cash equivalents.


(c)  MARKETABLE SECURITIES:

Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of corporate bonds and commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted or market prices.


(d)  LONG-TERM INVESTMENT:

The long-term investment is recorded at cost. When, in the opinion of management, a permanent decline in value has occurred, the investment is written down to its estimated realizable value. In determining the estimated realizable value, management relies on its judgment and knowledge of the investment as well as assumptions of general business and economic conditions that prevail and are expected to prevail. These assumptions are limited due to the uncertainty of predictions concerning future events.


(e)  PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments. Depreciation and amortization are provided at the following annual rates:

Asset                                                 Basis                           Rate/period
------------------------------            -----------------                        --------------
Research equipment                        Declining balance                                   20%
Office equipment                          Declining balance                                   20%
Computer hardware                         Declining balance                                   30%
Computer software                             Straight-line                                  100%
Equipment under capital leases            Declining balance                                20-30%
Leasehold improvements                        Straight-line                         Over the term
                                                                                     of the lease


The Company performs a review for the impairment of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable. An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of such property and equipment and its eventual disposition are less than its carrying amount. No impairment losses have been identified by the Company for the years ended June 30, 2003, 2002 and 2001.

16 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


(f) PATENT COSTS:

Patents are stated at cost and are amortized using the straight-line method over the life of the patent ranging from 17 to 20 years. The capitalized amount with respect to patents relates to direct costs incurred in connection with securing the patents. The cost of the patents does not necessarily reflect their present or future value and the amount ultimately recoverable is dependent upon the continued development and successful commercialization of the related products. Management reviews the unamortized balance of patent costs on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and recognizes any impairment in carrying values in the year of impairment. An impairment would be recognized when estimates of non-discounted future cash flows expected to result from the use of the asset and its eventual disposition are less then the carrying amount. In 2003, the Company recorded nil in write-downs in patent costs for which no future benefits were expected (2002--$119; 2001--nil).


(g)  GOODWILL AND OTHER INTANGIBLE ASSETS:

Effective July 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA), Handbook Section 3062, with respect to the accounting for goodwill and other intangible assets. The standard changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, the standard requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged.


There was no impact on the Company's financial position, results of operations and cash flows as a result of adopting these recommendations. In addition, there has been no change in the estimated useful life of the patent costs which continue to be amortized.


(h)  REVENUE RECOGNITION:

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met. Revenue subject to the achievement of milestones is recorded only when the specified events have occurred and collectibility is assured.


Up-front payments and initial technology access fees are deferred and recognized as revenue on a systematic basis over the period that the related products or services are delivered and all obligations are performed.


License fees are recorded when conditions and events under the license agreement have occurred and collectibility is reasonably assured.


(i)  RESEARCH AND DEVELOPMENT:

Research expenditures are expensed as incurred. Development expenditures, if any, are capitalized when they meet the criteria for capitalization in accordance with Canadian generally accepted accounting principles and the future benefits could be regarded as being reasonably certain. At June 30, 2003 and 2002, no development costs were deferred.


(j)  GOVERNMENT ASSISTANCE:

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Government assistance is recorded in

17 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant program or, for tax credits, when there is reasonable assurance that they will be realized.


(k)  FOREIGN EXCHANGE:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Other balance sheet items denominated in foreign currencies are translated at rates of exchange in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Translation gains and losses are included in income.


The Company's foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.


(l)  TRANSLATION OF CONVENIENCE:

The Company's functional currency is the Canadian dollar. As a convenience to certain users, the Company has also presented the 2003 consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2003, which was $0.7378 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.


(m)  STOCK-BASED COMPENSATION PLAN:

Effective July 1, 2002, the Company adopted prospectively the new recommendations of the CICA, Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.


The new standard requires that the Company disclose the pro forma effect of accounting for all stock-based awards granted during the year ended June 30, 2003 under the fair value-based method (refer to note 12). In the first year of application, comparative disclosures need not be provided for prior periods.


(n)  INCOME TAXES:

The Company utilizes the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

18 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

(o) EARNINGS PER SHARE:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.


(p)  USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, as well as assessing the recoverability of the long-term investment, research tax credits and future tax assets. The reported amounts and note disclosures are determined to reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

3.   GRANTS RECEIVABLE:

(a)  TECHNOLOGY PARTNERSHIPS CANADA PROGRAM:

During the year ended June 30, 2000, the Company signed an agreement with the federal Ministry of Industry under its Technology Partnerships Canada Program (the "Agreement"). Under the Agreement, the Company is entitled to a financial contribution based on eligible expenditures incurred by the Company with respect to a project for the development of effective oral therapeutics for Alzheimer's Disease. The contributions were earned over a period of four years ended March 31, 2003.


The Company submitted total claims under the Agreement in the amount of $1,498 in 2003, $2,019 in 2002, $1,777 in 2001 and $1,443 in 2000 for a cumulative amount of $6,737. The Company recorded $1,405 in 2003, $1,657 in 2002, $1,413 in
2001 in "research grants and other" in the consolidated statements of operations and $93 in 2003, $362 in 2002 and $364 in 2001 against property and equipment.


Under the Agreement, the Company is committed to pay the federal government royalties equal to 7.24% of gross revenues realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer's Disease until June 30, 2010. After June 30, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the Agreement reaches $20,540.


(b)  FOOD AND DRUG ADMINISTRATION:

During the year ended June 30, 2002, the Company was awarded a $1,400 grant from the US Food and Drug Administration ("FDA") for certain direct costs to be incurred by the Company for a Phase II/III trial of Fibrillex(TM). Funds under the grant are expected to be received by the Company in equal quarterly instalments over a period of three years. Included in "research grants and other" on the statement of operations for the twelve-month period ended June 30, 2003 is an amount of $460 (2002--$356) received under this agreement.

19 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

4.   LONG-TERM INVESTMENT:

In May 2003, the Company entered into the following transactions with respect to its Diabetes Type II pre-clinical program:


(i) the Company disposed of its intellectual property rights relating to the pre-clinical diabetes program, including an exclusive perpetual, royalty-free, worldwide license to Innodia Inc. ("Innodia"), a privately held Canadian biopharmaceutical company. The carrying value of these rights, which amount to $346, were exchanged for 1,904,464 Innodia common shares having a fair market value of $5,400. The fair market value of the Innodia common shares was determined based on the pricing of a $7,000 private placement financing completed by Innodia concurrent with this transaction. Since the Company transferred its ownership of a controlled productive asset to Innodia in exchange for a non-controlling equity interest of 31% in Innodia, the Company accounted for this transaction as a partial sale and recognized a gain on the transaction only to the extent of the interest of the other shareholders in Innodia. Accordingly, the gain on sale of intellectual property rights of $3,484 included in the 2003 statement of operations represents approximately 69% of the total gain of $5,054 on the transaction;


(ii) the Company subscribed for 176,339 Class A1 preferred shares of Innodia as part of a private placement for a cash consideration of $500, plus related costs of $91.


In June 2003, the Company transferred its 31% interest in Innodia to a holding company which is controlled indirectly by a shareholder. As consideration for this transfer, Neurochem received 176,339 non-voting Class A1 preferred shares, 1,904,464 non-voting, participating Class A common shares and 352,537 voting, non-participating Class V preferred shares. The Class A1 preferred shares are convertible into common shares on a one-for-one basis at any time at the option of the holder and automatically convertible under specified circumstances. At June 30, 2003, the Company's long-term investment represents voting rights of approximately 12% and equity ownership of approximately 70% in the holding company, which represents the same economic interest as that held directly in Innodia prior to the transfer.

5.   PROPERTY AND EQUIPMENT:


                                                           2003
                                           -----------------------------------
                                                      ACCUMULATED
                                                   DEPRECIATION AND   NET BOOK
                                            COST     AMORTIZATION       VALUE
                                           -----   ----------------   --------
                                             $             $             $
Research equipment                         2,484        1,253          1,231
Computer hardware and software             1,331          750            581
Office equipment                             560          187            373
Equipment under capital leases             1,198          429            769
Leasehold improvements                     1,532          416          1,116
                                           -----        -----          -----
                                           7,105        3,035          4,070
                                           =====        =====          =====


20 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

                                                           2002
                                           -----------------------------------
                                                      ACCUMULATED
                                                   DEPRECIATION AND   NET BOOK
                                            COST     AMORTIZATION       VALUE
                                           -----   ----------------   ---------
                                             $             $              $
Research equipment                         1,694          822             872
Computer hardware and software               587          376             211
Office equipment                             357          126             231
Equipment under capital leases             1,782          429           1,353
Leasehold improvements                     1,346          263           1,083
                                           -----        -----           -----
                                           5,766        2,016           3,750
                                           =====        =====           =====


Included in "depreciation of property and equipment" in the consolidated statements of operations is depreciation of equipment under capital lease of $251 (2002--$245).


6.   PATENT COSTS:

                                                         2003          2002
                                                        -----         -----
                                                          $             $
Cost                                                    2,946         2,562
Accumulated amortization                                  360           356
                                                        -----         -----
                                                        2,586         2,206
                                                        =====         =====


The remaining weighted average amortization period of patents at June 30, 2003 is 15.4 years (2002--16.2 years). The estimated amortization expense for each of the next five years is approximately $196 per annum or $980 in the aggregate.

7.   OBLIGATIONS UNDER CAPITAL LEASES:

Minimum lease payments under capital leases expiring in 2006 are as follows:

                                                         2003          2002
                                                        -----         -----
                                                          $             $
2003                                                       -            645
2004                                                      470           470
2005                                                      470           470
2006                                                      196           196
                                                        -----         -----
                                                        1,136         1,781
Less amount representing interest at rates ranging
   from 6.88% to 9.75%                                     92           185
                                                        -----         -----
                                                        1,044         1,596
Less current portion                                      411           552
                                                        -----         -----
                                                          633         1,044
                                                        =====         =====

Interest expense related to obligations under capital leases was $92 in 2003 (2002--$80; 2001--$50) and is included in "interest and bank charges" in the consolidated statements of operations.

21 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements


In December 2001, the Company entered into a sale-leaseback agreement with a Canadian chartered bank to sell previously acquired research equipment and concurrently leased the same property back over a four-year period. The Company received proceeds from the sale in the amount of $1,649.

8.   SHARE CAPITAL:

(a)  THE AUTHORIZED SHARE CAPITAL OF THE COMPANY CONSISTS OF:

o   an unlimited number of voting common shares

o an unlimited number of non-voting preferred shares, issuable in one or more series


(b)  ISSUED AND OUTSTANDING:

The issued and outstanding share capital consists of:

                                                             2003          2002
                                                            -----         -----
                                                              $             $
23,483,024 common shares (2002--18,028,344 common shares)   87,482        69,501
                                                            ======        ======


Changes in the issued and outstanding common shares for the past three fiscal periods were as follows:


                                                          Number         Dollars
                                                       ----------        -------
                                                                            $
Balance, June 30, 2000                                 16,623,481        60,599
Exercise of over allotment option (i)                     581,818         4,800
Issued for cash from private placement (ii)               321,035         3,807
Exercise of options                                       435,438           205
Exercise of warrants                                       34,447            79
                                                       ----------        ------
Balance, June 30, 2001                                 17,996,219        69,490
Exercise of options                                        32,125            11
                                                       ----------        ------
Balance, June 30, 2002                                 18,028,344        69,501
Issued for cash from private placement (iii)            4,000,000        15,148
Exercise of warrants                                      836,644         1,904
Exercise of options                                       618,036           929
                                                       ----------        ------
Balance, June 30, 2003                                 23,483,024        87,482
                                                       ==========        ======

     Fiscal 2001:

(i) In August 2000, the underwriters fully exercised their over-allotment option issued in connection with the Company's 2000 initial public offering to purchase an additional 581,818 common shares for a cash consideration of $4,800.

(ii) In January 2001, the Company issued 321,035 common shares to a shareholder for a cash consideration of $3,807.

22 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

        Fiscal 2003:

(iii) On July 25, 2002 and February 18, 2003, the Company completed equity financing agreements with Picchio Pharma Inc. In July 2002, the Company issued 2.8 million units at a cost of $2.50 per unit, and received aggregate proceeds of $7,000. The units were comprised of one common share and one warrant exercisable any time within a three-year period at the exercise price of $3.13, which represents a premium of 25% over the issue price of the unit. The warrants expire on July 25, 2005.


        In February 2003, the Company issued 1.2 million units at a cost of $6.79 per unit and received aggregate proceeds of $8,148. The units were comprised of one common share and one warrant exercisable any time within a three-year period at an exercise price of $7.81, which represents a premium of 15% over the issue price of the unit. The warrants expire on February 18, 2006.


Share issue costs related to these transactions were charged to the deficit.


(c)  Stock option plan:

Under its stock option plan, the Company may grant options to purchase common shares to key employees, directors, officers, consultants and members of the Scientific Advisory Board of the Company. The terms, number of common shares covered by each option as well as the permitted frequency of the exercise of such options is determined by the Board of Directors. In general, options vest over periods ranging from one to five years. The total number of common shares which may be issued pursuant to the plan is 3,196,973 shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share will, in no circumstances, be lower than the fair market value of the common shares at the date of the grant of the option, less any discount permitted by any regulatory authority. In no event may the term of any option exceed ten years from the date of the grant of the option.


Changes in outstanding options issued under the stock option plan for the past three fiscal periods were as follows:


                                                                     Weighted
                                                                     average
                                                   Number         exercise price
                                                 ---------        --------------
                                                                          $
Options outstanding, June 30, 2000               1,489,725              1.73
Exercised                                         (186,438)             0.37
Cancelled or expired                                (2,562)             0.41
                                                 ---------              ----
Options outstanding, June 30, 2001               1,300,725              1.93
Granted                                            704,400              3.00
Exercised                                          (22,125)             0.36
Cancelled or expired                               (19,500)             3.13
                                                 ---------              ----
Options outstanding, June 30, 2002               1,963,500              2.32
Granted                                            909,000              7.22
Exercised                                         (577,036)             1.59
Cancelled or expired                                (3,620)             3.25
                                                 ---------              ----
Options outstanding, June 30, 2003               2,291,844              4.48
                                                 =========              ====

23 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements


The following table summarizes information about options outstanding and exercisable at June 30, 2003:

                                                          WEIGHTED AVERAGE
                                                             REMAINING
                              OPTIONS        OPTIONS      CONTRACTUAL LIFE
EXERCISE PRICE/SHARE        OUTSTANDING    EXERCISABLE         (YEARS)
--------------------        -----------    -----------   ------------------
$0.36 - $0.65                 272,500        272,500             3.8
$2.99 - $3.75               1,116,011        684,595             7.5
$5.30 - $6.79                 377,333         98,708             9.3
$8.11 - $9.85                 526,000         41,000             9.6
                            ---------      ---------             ---
                            2,291,844      1,096,803             7.8
                            =========      =========             ===

(d)  OTHER OUTSTANDING OPTIONS AT JUNE 30, 2003:

The Company had previously issued 400,000 options to purchase common shares at prices ranging from US$0.20 to US$2.50 per share which are not covered by the stock option plan. In the fiscal period ended June 30, 2003, 41,000 (10,000 in 2002; 249,000 in 2001) of these options were exercised for gross proceeds of $12 ($3 in 2002; $135 in 2001). The remaining 100,000 outstanding options are detailed as follows:



                              OPTIONS        OPTIONS
EXERCISE PRICE/SHARE        OUTSTANDING    EXERCISABLE         EXPIRY
--------------------        -----------    -----------   ------------------
US$ 2.50                      100,000        100,000            2004
                              =======        =======            ====


(e)  OUTSTANDING WARRANTS AT JUNE 30, 2003:

Each warrant entitles the holder to purchase one common share. Changes in outstanding warrants issued in connection with various private placements for the past three fiscal periods were as follows:

                                                                                             Weighted
                                                                                             average
                                                                           Number         exercise price
                                                                         ----------       --------------
                                                                                                $
Warrants outstanding, June 30, 2000                                        977,876             2.22
Exercised                                                                  (34,447)            2.31
                                                                         ---------             ----
Warrants outstanding, June 30, 2001 and 2002                               943,429             2.22
Issued in connection with private placement (note 8 (b) (iii))           4,000,000             4.53
Exercised                                                                 (836,644)            2.28
                                                                         ---------             ----
Warrants outstanding, June 30, 2003                                      4,106,785             4.46
                                                                         =========             ====


The following table summarizes information about outstanding warrants at June 30, 2003:

 WARRANTS                     EXERCISE PRICE          EXPIRY
-----------                   --------------       -------------
                                     $
   106,785                         1.80             APRIL 2005
 2,800,000                         3.13              JULY 2005
 1,200,000                         7.81              FEB. 2006
----------                         ----
 4,106,785                         4.46
==========                         ====

24 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

9.   COMMITMENTS:
(a)  OPERATING LEASES:

Minimum annual lease payments for the next five years and thereafter under operating leases relating to premises are as follows:

                                                              $
2004                                                          574
2005                                                          479
2006                                                          400
2007                                                          323
2008                                                          196
Thereafter                                                    717
                                                            -----
                                                            2,689
                                                            =====



In addition, the Company is also responsible for operating costs and taxes under the operating leases.

(b)  LICENSE AGREEMENTS AND RESEARCH COLLABORATIONS:
Effective January 1, 1994, the Company entered into a number of license agreements (the "License Agreements") with Parteq Research and Development Innovations ("Parteq"), the commercialization arm and exclusive worldwide licensee of Queen's University. Pursuant to these agreements, the Company was granted the worldwide exclusive license to use, market and sublicense certain technologies, patents and patent applications developed and belonging to Queen's University. While the title and interest in the intellectual property rights remain the property of Queen's University, the Company will be the owner of all intellectual property rights in and to all improvements to the intellectual property rights developed, invented or acquired by the Company. Pursuant to the terms of the License Agreements, the Company has agreed to pay certain fees (including milestone payments) and royalties, and to assume all expenses related to the protection of the intellectual property rights. Each of the License Agreements will terminate upon the later of (i) the expiry date of the last-to-expire of the licensed patents or (ii) ten years after its first sales of products that use the license, should no patent be issued.

The Company is a party to research and license agreements under which it has obtained rights to use certain technologies to develop certain of its product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

(c)  AGREEMENT WITH H. LUNDBECK A/S:
In 1999, the Company entered into a Collaborative Research and License Agreement and a Master Private Placement and Stock Option Agreement (the "Agreements") with H. Lundbeck A/S ("Lundbeck"), a European pharmaceutical company specializing in the research, development, production and marketing of drugs for treating diseases of the central nervous system.

Pursuant to the Agreements, the parties agreed to collaborate on the development of compounds (GAG and GAG mimetic) useful in treating Alzheimer's Disease.

25 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

In October 2000, the Company achieved a research and development objective under its Agreements. In 2001, as a result of the determination of "proof of concept" in connection with the research program, the Company received a milestone payment in the amount of $3,807 (US$2,500). In addition, the Company received research funding of $1,933 (US$1,250) ($1,912 (US$1,250) in 2001) under a research program that commenced January 2001 under the Agreements and $338 ($651 in 2001) under other research agreements with Lundbeck.

In October 2001, the Company and Lundbeck mutually agreed to terminate the Agreements and, as a result, the Company regained ownership and control of its anti-amyloid drug molecules program for Alzheimer's Disease at no cost to the Company. Consequently, the Company received the last payments from Lundbeck under the Agreements in October 2001.

(d)  MANAGEMENT SERVICES AGREEMENT:
Payments under a management services agreement with a shareholder-affiliated entity (see note 10 (d)) are as follows: 2004--$960; 2005--$640.

(e)  GUARANTEES:
On January 1, 2003, the Company adopted the new recommendations of the CICA, accounting Guideline 14, Disclosure of Guarantees, which clarifies disclosure requirements for certain guarantees. The guideline does not provide guidance on nor require the measurement and recognition of a guarantor's liability for obligations under guarantees. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

At June 30, 2003, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $200. A long-term security deposit of $200 is pledged under the letter of guarantee. In addition, the Company has granted a movable hypothec in the amount of $100 under a lease agreement covering the universality of movable property at a leased location.

10.  RELATED PARTY TRANSACTIONS:
(a) Included in revenues are amounts received under various agreements with Lundbeck, a shareholder, of nil in 2003, $2,271 in 2002 and $6,370 in 2001.

(b) Included in research and development are the following amounts paid to Queen's University at Kingston, a shareholder, under various research agreements:


                                                 $
2003                                              5
2002                                            295
2001                                            137
                                                ===

26 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

(c) The Company paid Parteq Research and Development Innovations, a shareholder, the following amounts for patent fees in the normal course of operations:



                                               $
2003                                          10
2002                                          16
2001                                           -
                                              ==


(d) Under the terms of a management services agreement entered into in March 2003 with Picchio International Inc., a company controlled by a shareholder, the Company recorded a management fee of $320 for the year ended June 30, 2003. In addition, the Company reimbursed this company for $209 of expenses incurred prior to the date of the management services agreement.

(e) Accounts payable and accrued liabilities include balances due to shareholders of $13 (2002 and 2001--$47).


These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.  INCOME TAXES:

(a) Details of the components of income taxes are as follows:


                                                            2003           2002          2001
                                                            ----           ----          ----
                                                              $              $             $
LOSS BEFORE INCOME TAXES:

Canadian operations                                       (18,559)       (13,475)       (2,687)
Foreign operations                                         (1,059)             -             -
                                                          -------        -------        ------
                                                          (19,618)       (13,475)       (2,687)
Basic income tax rate                                         34%            36%           38%
                                                          -------        -------        ------
Computed income tax recovery                               (6,670)        (4,851)       (1,021)

ADJUSTMENT IN INCOME TAXES RESULTING FROM:
Non-recognition of losses and other
   unclaimed deductions                                     2,403          4,851         1,021
Reduction of future tax assets due to
   differences in tax rates with foreign subsidiaries       4,592              -             -
Permanent differences                                        (325)             -             -
                                                          -------        -------        ------
                                                                -              -             -
                                                          =======        =======        ======

27 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

(b)  Future income taxes:
The temporary differences that give rise to future tax assets and liabilities at June 30, 2003 and 2002 are as follows:


                                                                            2003           2002
                                                                            ----           ----
                                                                              $              $
FUTURE TAX ASSETS:

Patent costs                                                                10,053             -
Unclaimed scientific research and experimental
   development expenditures for tax purposes                                 5,750         9,546
Share issue costs                                                              376           522
Non-capital losses carried forward                                               -         2,669
Long-term investment                                                           271             -
Cumulative eligible capital                                                      6            33
                                                                           -------       -------
                                                                            16,456        12,770
Less: valuation allowance                                                  (15,621)      (12,178)
                                                                           -------       -------
                                                                               835           592
FUTURE TAX LIABILITIES:

Property and equipment, and patent costs                                      (835)         (592)
                                                                           -------       -------
Net future tax assets                                                            -             -
                                                                           =======       =======


In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

(c) The Company has the following unclaimed deductions available to reduce future taxable income in Canada:


                                                                           Federal         Quebec
                                                                           -------         ------
                                                                              $               $
Research expenditure pool (no expiry)                                       26,093           149
                                                                            ======           ===


The Company also has approximately $3,685 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

                                                                                              $
2012                                                                                        1,434
2013                                                                                        2,251
                                                                                            -----
                                                                                            3,685
                                                                                            =====


28 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

12.  EARNINGS PER SHARE:
(a)  BASIC AND DILUTED EARNINGS PER SHARE:
The reconciliation between basic and diluted earnings per share is as follows:


                                                           2003           2002          2001
                                                           ----           ----          ----
BASIC:

Basic weighted average number of
   common shares outstanding                             21,770,541     18,007,392    17,436,716
                                                         ==========     ==========    ==========
                                                                  $              $             $
Basic net loss per share                                      (0.90)         (0.75)        (0.15)
                                                         ==========     ==========    ==========

DILUTED:

Basic weighted average number of
   common shares outstanding                             21,770,541     18,007,392    17,436,716
Plus impact of stock options and warrants(1)              2,858,010      1,239,910     1,976,280
                                                         ----------     ----------    ----------
Diluted common shares                                    24,628,551     19,247,302    19,412,996
                                                         ==========     ==========    ==========
                                                                  $              $             $
Diluted net loss per share(1)                                 (0.90)         (0.75)        (0.15)
                                                         ==========     ==========    ==========


(1) The impact of stock options and warrants is anti-dilutive because the Company incurred losses in 2003, 2002 and 2001. All outstanding options and warrants included in this computation could potentially be dilutive in the future.

(b)  STOCK-BASED COMPENSATION:
Effective July 1, 2002, the Company adopted prospectively the new recommendations with respect to the accounting for stock-based compensation and other stock-based payments (see note 2 (m)). If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options granted to employees after July 1, 2002, the net earnings and related earnings per share figures would have been as follows:


                                                                                            $
Reported net loss                                                                        (19,618)
Pro forma adjustments to compensation expense                                               (718)
                                                                                         -------
Pro forma net loss                                                                       (20,336)
                                                                                         =======
Pro forma loss per share:

Basic                                                                                      (0.93)
Diluted                                                                                    (0.93)
                                                                                         =======


The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:


Risk free interest rate                                                                     4.68%
Expected volatility                                                                           61%
Expected life in years                                                                          7
Expected dividend yield                                                                       nil
                                                                                            =====


29 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended June 30, 2003:


                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                                       GRANT-DATE
                                                                     NUMBER OF         FAIR VALUE
                                                                      OPTIONS          PER SHARE
                                                                     ---------         ----------
                                                                                            $
Exercise price per share equal to market                              909,000              4.66
                                                                      =======              ====


Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations.

13.  STATEMENT OF CASH FLOWS--SUPPLEMENTARY DISCLOSURE:
(a)  CASH AND CASH EQUIVALENTS:
Cash and cash equivalents consist of cash balances with banks and short-term investments:


                                                                              2003          2002
                                                                              ----          ----
                                                                                $             $

Cash balances with banks                                                     2,462            115
Short-term investments (yielding interest between
   3.24% to 3.29% (2002: 1.3% to 2.7%)                                       3,988          1,034
                                                                             -----          -----
                                                                             6,450          1,149
                                                                             =====          =====


(b)  INTEREST AND INCOME TAXES:


                                                                              2003           2002
                                                                              ----           ----
                                                                                $              $

Cash paid in the year for:

Interest                                                                        92            143
Income taxes                                                                     -              -
                                                                               ===            ===


(c)  NON-CASH TRANSACTIONS:


                                                               2003           2002          2001
                                                               ----           ----          ----
                                                                 $              $             $
Disposal of intellectual property to Innodia in
   exchange for an equity interest (note 4)                   3,830              -             -
Additions to property and equipment and
   patent costs included in accounts payable
   and accrued liabilities at year-end                          590            523           625
                                                              =====            ===           ===

30 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

14.  SEGMENT DISCLOSURES:
(a)  BUSINESS SEGMENT:

The Company operates in one business segment, namely the development and commercialization of innovative therapeutics for neurological disorders. The Company's operations are conducted principally in Canada.

(b)  INFORMATION ABOUT MAJOR CUSTOMERS:
All of the Company's revenues in 2002 and 2001 were derived from one customer (see note 9 (c) and 10 (a)).

(c) PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS (PATENT COSTS) BY GEOGRAPHIC AREA ARE AS FOLLOWS:


                                                                             2003          2002
                                                                             ----          ----
                                                                               $             $
Canada                                                                       4,070         5,956
Europe                                                                       2,586            -
                                                                             -----         -----
                                                                             6,656         5,956
                                                                             =====         =====


15.  FINANCIAL INSTRUMENTS:
(a)  FAIR VALUE DISCLOSURE:
Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, grants receivable, sales taxes receivable, interest and other receivables, research tax credits receivable as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments.

Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 (mid) rating). The weighted average effective interest rate of the marketable securities is approximately 3.25%. The fair market value of the marketable securities amounts to $9,947 as at June 30, 2003 ($22,976 in 2002).

The fair value of obligations under capital leases, calculated at the present value of future contractual payments of principal and interest, discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximates their carrying value.

(b)  CREDIT RISK:
Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

31 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that ensure the safety and preservation of principal, that ensure that the Company's liquidity needs are met and that optimize yields. Authorized investments include bankers' acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and are limited to 10% per issuer.

(c)  FOREIGN CURRENCY RISK MANAGEMENT:
A substantial portion of the Company's revenues from research contracts and milestone payments in prior years, as well as expenses, are denominated in US dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the US dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in payments made for the Company's services could cause unanticipated fluctuations in the Company's operating results.

(d)  INTEREST RATE RISK:
The Company's exposure to interest rate risk is as follows:


Cash and cash equivalents                            Fixed interest rate
Marketable securities                                Fixed interest rate
Obligations under capital leases                     Fixed interest rate



16.  CANADIAN/US REPORTING DIFFERENCES:
(a)  CONSOLIDATED STATEMENTS OF OPERATIONS:
The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:


                                                                                      Cumulative
                                                                                        since
                                                                                     inception of
                                                             2003          2002       operations
                                                             ----          ----      ------------
                                                               $             $            $
Net loss in accordance with Canadian GAAP                  (19,618)       (13,475)     (58,065)

Adjustment for:
Stock-based compensation costs (1)                             (83)          (111)      (1,967)
                                                           -------        -------      -------
Net loss in accordance with US GAAP                        (19,701)       (13,586)     (60,032)
                                                           -------        -------      -------

Loss per share under US GAAP:

Basic and diluted                                            (0.90)         (0.75)
                                                           =======        =======       =======


The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share is the same amount as the one used for Canadian GAAP purposes.

32 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

(b)  CONSOLIDATED BALANCE SHEETS:
A reconciliation of balance sheet items in accordance with Canadian GAAP with US GAAP is as follows:

(i)  Share capital:


                                                                             2003          2002
                                                                             ----          ----
                                                                               $             $
Share capital, Canadian GAAP                                                87,482        69,501

Adjustment for:
Share issue costs (2)                                                       (4,714)       (4,177)
                                                                            ------        ------
Share capital, US GAAP                                                      82,768        65,324
                                                                            ======        ======


(ii) Additional paid-in capital:


                                                                              2003          2002
                                                                              ----          ----
                                                                                $             $
Additional paid-in capital, Canadian GAAP                                       -             -
Adjustment for:
Stock-based compensation (1):
Current year                                                                    83           111
Cumulative effect of prior years                                             1,610         1,499
                                                                             -----         -----
                                                                             1,693         1,610
                                                                             -----         -----
Additional paid-in capital, US GAAP                                          1,693         1,610
                                                                             =====         =====


(iii) Deficit:


                                                                            2003          2002
                                                                            ----          ----
                                                                              $             $

Deficit, Canadian GAAP                                                    (62,779)      (42,624)
Adjustment for:
Stock-based compensation (1):
Current year                                                                  (83)         (111)
Cumulative effect of prior years                                           (1,610)       (1,499)
                                                                          -------       -------
                                                                           (1,693)       (1,610)
Share issue expenses (2)                                                    4,714         4,177
                                                                          -------       -------
Deficit, US GAAP                                                          (59,758)      (40,057)
                                                                          =======       =======

     (1) Stock-based compensation:
     Employees
     For US GAAP purposes, the Company has elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference, if any, between

33 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

     the quoted market price of the stock as at the grant date and the amount the individual must pay to acquire the stock. The Company recorded compensation expense of $83 (2002--$111) in respect of options granted to employees prior to the Company's initial public offering at prices other than the quoted market price at date of grant.

     Non-employees

     In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to stock options granted to non-employees prior to July 1, 2002 is recorded in the accounts based on the fair value of the stock options at the grant date. For purposes of reconciliation to US GAAP, the Company recorded compensation expense of nil in respect of options granted to non-employees (2002--nil).

     Fair value method

     Both Canadian and US GAAP require disclosure of the pro forma net loss using the fair value method of accounting for stock options granted to employees. The calculation under Canadian GAAP is presented in note 12 (b); the US GAAP calculation presented hereafter considers options granted prior to the effective date of the Canadian GAAP requirements.

     If the fair value based accounting method under FAS 123 had been used to account for stock-based compensation costs relating to options issued to employees, the net loss and related loss per share figures under US GAAP would have been as follows:


                                                                                      Cumulative
                                                                                         since
                                                                                     inception of
                                                             2003           2002      operations
                                                             ----           ----     ------------
                                                               $              $             $
Reported net loss, US GAAP                                 (19,701)       (13,586)      (60,032)
Add: Stock-based employee compensation expense
   determined under the intrinsic value method
   included in reported net earnings, net of related
   taxes of $nil                                                83            111         1,967
Deduct: Total stock-based employee compensation
   expense determined under fair value based method
   for all awards, net of related taxes of $nil             (1,115)          (431)       (3,820)
                                                           -------        -------       -------
Pro forma net loss, US GAAP                                (20,733)       (13,906)      (61,885)
                                                           =======        =======       =======



                                                                             2003          2002
                                                                             ----          ----
                                                                               $             $
Loss per share (US GAAP)

BASIC:

As reported                                                                 (0.90)        (0.75)
Pro forma                                                                   (0.95)        (0.77)

DILUTED:

As reported                                                                 (0.90)        (0.75)
Pro forma                                                                   (0.95)        (0.77)
                                                                            =====         =====


34 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:


                                                                             2003          2002
                                                                             ----          ----

Risk-free interest rate                                                      4.68%         5.19%
Expected volatility                                                            61%           54%
Expected life in years                                                           7             7
Expected dividend yield                                                          -             -
                                                                             =====         =====


The following table summarizes the weighted average grant date fair value per shares for options granted:


                                                                                       Weighted
                                                                                        average
                                                                                      grant-date
                                                                         Number of    fair value
                                                                          options      per share
                                                                         ---------    ----------
                                                                                           $
2003                                                                      909,000        4.66
2002                                                                      704,400        1.54
                                                                          =======        ====



     (2) Share issue costs:
     For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

(c)  CONSOLIDATED COMPREHENSIVE INCOME:
     FAS 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, US GAAP, required to reconcile to the comprehensive loss.

(d)  OTHER DISCLOSURES REQUIRED BY US GAAP:
     (i) Debt and equity investments:
     In accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's marketable securities are classified as held-to-maturity and the amortized cost, gross unrealized holding gains, unrealized holding losses and fair value by security-type were as follows:

35 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

At June 30, 2003


                                                           GROSS          GROSS
                                                         UNREALIZED     UNREALIZED
                                           AMORTIZED       HOLDING        HOLDING          FAIR
                                             COST           GAINS         LOSSES          VALUE
                                           ---------     ----------     ----------       -------
                                               $              $              $              $
Commercial paper                             9,884             63            -            9,947
                                             =====            ===           ==            =====



At June 30, 2002


                                                            Gross          Gross
                                                          unrealized     unrealized
                                           Amortized        holding       holding          Fair
                                              cost           gains         losses          value
                                           ---------      ----------     ----------     ----------
                                               $               $              $              $

Canadian money market securities             13,987             -              -          13,987
Canadian corporate debt securities            9,026             -            (37)          8,989
                                             ------            --            ---          ------
                                             23,013             -            (37)         22,976
                                             ======            ==            ===          ======


     (ii) Supplementary information:
     Under US GAAP and SEC rules, separate disclosure is required for the following statement of operations item. There is not similar requirement under Canadian GAAP.


                                                                              2003          2002
                                                                              ----          ----
                                                                                $             $
Rental expense                                                                 485           407
                                                                               ===           ===


36-39 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

(see following tables)

     (iii) Development stage company:
     The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

     The statement of shareholders' equity since date of inception under US GAAP is presented below:



                                          Common shares              Class A shares                1st Preference
                                       Number      Dollars       Number        Dollars       Number          Dollars
                                      --------     -------     ---------       -------    ------------       -------
                                                      $                           $                              $

PERIOD ENDED OCTOBER 14, 1994:


Shares issued for cash                850,000         -             -               -         400,000             546
Net loss                                    -         -             -               -               -               -
                                    ---------        --     ---------          ------      ----------         -------
Balance, October 14, 1994             850,000         -             -               -               -         400,000

PERIOD ENDED SEPTEMBER 30, 1995:

Shares issued for cash                      -         -             -               -         600,000             811
Net loss                                    -         -             -               -               -               -
                                    ---------        --     ---------          ------      ----------         -------
Balance, September 30, 1995           850,000         -             -               -       1,000,000           1,357

YEAR ENDED SEPTEMBER 30, 1996:

Shares issued for cash                      -         -             -               -               -               -
Shares issued for services            275,076        41             -               -               -               -
Share issue costs                           -         -             -               -               -               -
Net loss                                              -             -               -               -               -
                                    ---------        --     ---------          ------      ----------         -------
Balance, September 30, 1996         1,125,076        41             -               -       1,000,000           1,357

YEAR ENDED SEPTEMBER 30, 1997:

Net loss                                              -             -               -               -               -
                                    ---------        --     ---------          ------      ----------         -------
Balance, September 30, 1997         1,125,076        41             -               -       1,000,000           1,357

YEAR ENDED SEPTEMBER 30, 1998:

Conversion into Class A shares              -         -     6,595,001          11,211      (1,000,000)         (1,357)
Shares issued for cash                      -         -     3,138,770          10,201               -               -
Exercise of options                     5,500         2             -               -               -               -
Share issue costs                           -         -             -            (550)              -               -
Net loss                                    -         -             -               -               -               -
                                    ---------        --     ---------          ------      ----------         -------
Balance, September 30, 1998         1,130,576        43     9,733,771          20,862               -               -



                                                Special shares          Additional                      Total
                                                                         paid-in                    shareholders'
                                            Number        Dollars        capital        Deficit         equity
                                         -----------      -------       ----------    ----------    -------------
                                                             $              $              $              $

PERIOD ENDED OCTOBER 14, 1994:

Shares issued for cash                            -             -               -            -             546
Net loss                                          -             -               -         (551)           (551)
                                         ----------        ------             ---      -------          ------
Balance, October 14, 1994                       546             -               -         (551)             (5)

PERIOD ENDED SEPTEMBER 30, 1995:

Shares issued for cash                            -             -               -            -             811
Net loss                                          -             -               -       (1,787)         (1,787)
                                         ----------        ------             ---      -------          ------
Balance, September 30, 1995                       -             -               -       (2,338)           (981)

YEAR ENDED SEPTEMBER 30, 1996:

Shares issued for cash                    5,595,001        10,071               -            -          10,071
Shares issued for services                        -             -               -            -              41
Share issue costs                                 -          (217)              -            -            (217)
Net loss                                          -             -               -       (2,169)         (2,169)
                                         ----------        ------             ---      -------          ------
Balance, September 30, 1996               5,595,001         9,854               -       (4,507)          6,745

YEAR ENDED SEPTEMBER 30, 1997:

Net loss                                          -             -               -       (2,391)         (2,391)
                                         ----------        ------             ---      -------          ------
Balance, September 30, 1997               5,595,001         9,854               -       (6,898)          4,354

YEAR ENDED SEPTEMBER 30, 1998:

Conversion into Class A shares           (5,595,001)       (9,854)              -            -               -
Shares issued for cash                            -             -               -            -          10,201
Exercise of options                               -             -               -            -               2
Share issue costs                                 -             -               -            -            (550)
Net loss                                          -             -             602       (6,824)         (6,222)
                                         ----------        ------             ---      -------          ------
Balance, September 30, 1998                       -             -             602      (13,722)          7,785



                                              Common shares                  Class A shares                  1st Preference
                                          Number       Dollars          Number          Dollars         Number          Dollars
                                          ------       -------          ------          -------         ------          -------
                                                          $                                $                               $

PERIOD ENDED JUNE 30, 1999:

Shares issued for cash                         -             -         1,483,224           5,562             -                -
Exercise of options                       29,314            11                 -               -             -                -
Share issue costs                              -             -                 -            (106)            -                -
Net loss                                       -             -                 -               -             -                -
                                      ----------        ------      ------------        --------            --               --
Balance, June 30, 1999                 1,159,890            54        11,216,995          26,318             -                -
YEAR ENDED JUNE 30, 2000:
Shares issued for cash                   180,723           750            63,442             238             -                -
Exercise of options                       12,177             4                 -               -             -                -
Exercise of warrants                           -             -           111,467             362             -                -
Conversion of Class A shares          11,391,904        26,918       (11,391,904)        (26,918)            -                -
Initial public offering                3,878,787        32,000                 -               -             -                -
Share issue costs                              -        (2,739)                -               -             -                -
Net loss                                       -             -                 -               -             -                -
                                      ----------        ------      ------------        --------            --               --
Balance June 30, 2000                 16,623,481        56,987                 -               -             -                -

YEAR ENDED JUNE 30, 2001:

Exercise of over-allotment option        581,818         4,800                 -               -             -                -
Shares issued for cash                   321,035         3,807                 -               -             -                -
Exercise of options                      435,438           205                 -               -             -                -
Exercise of warrants                      34,447            79                 -               -             -                -
Share issue expenses                           -          (565)                -               -             -                -
Net loss                                       -             -                 -               -             -                -
                                      ----------        ------      ------------        --------            --               --
Balance, June 30, 2001                17,996,219        65,313                 -               -             -                -

YEAR ENDED JUNE 30, 2002:

Exercise of options                       32,125            11                 -               -             -                -
Net loss                                       -             -                 -               -             -                -
                                      ----------        ------      ------------        --------            --               --
Balance June 30, 2002                 18,028,344        65,324                 -               -             -                -

YEAR ENDED JUNE 30, 2003:

Shares issued for cash                 4,000,000        15,148                 -               -             -                -
Exercise of warrants                     836,644         1,904                 -               -             -                -
Exercise of options                      618,036           929                 -               -             -                -
Share issue costs                              -          (537)                -               -             -                -
Net loss                                       -             -                 -               -             -                -
                                      ----------        ------      ------------        --------            --               --
Balance, June 30, 2003                23,483,024        82,768                 -               -             -                -




                                                              Special shares              Additional                     Total
                                                                                           paid-in                    shareholders'
                                                         Number           Dollars          capital     Deficit           equity
                                                         ------           -------         ----------   -------        -------------
                                                                             $                $           $                  $

PERIOD ENDED JUNE 30, 1999:

Shares issued for cash                                       -                 -              -              -            5,562
Exercise of options                                          -                 -              -              -               11
Share issue costs                                            -                 -              -              -            (106)
Net loss                                                     -                 -            303        (3,887)          (3,584)
                                                           ---               ---         ------       -------           ------
Balance, June 30, 1999                                       -                 -            905       (17,609)            9,668
YEAR ENDED JUNE 30, 2000:
Shares issued for cash                                       -                 -              -              -              988
Exercise of options                                          -                 -              -              -                4
Exercise of warrants                                         -                 -              -              -              362
Conversion of Class A shares                                 -                 -              -              -                -
Initial public offering                                      -                 -              -              -           32,000
Share issue costs                                            -                 -              -              -          (2,739)
Net loss                                                     -                 -            334        (5,915)          (5,581)
                                                           ---               ---         ------       -------           ------
Balance June 30, 2000                                        -                 -          1,239       (23,524)           34,702

YEAR ENDED JUNE 30, 2001:

Exercise of over-allotment option                            -                 -              -              -            4,800
Shares issued for cash                                       -                 -              -              -            3,807
Exercise of options                                          -                 -              -              -              205
Exercise of warrants                                         -                 -              -              -               79
Share issue expenses                                         -                 -              -              -            (565)
Net loss                                                     -                 -            260        (2,947)          (2,687)
                                                           ---               ---         ------       -------           ------
Balance, June 30, 2001                                       -                 -          1,499       (26,471)           40,341

YEAR ENDED JUNE 30, 2002:

Exercise of options                                          -                 -              -              -               11
Net loss                                                     -                 -            111       (13,586)         (13,475)
                                                           ---               ---         ------       -------           ------
Balance June 30, 2002                                        -                 -          1,610       (40,057)           26,877

YEAR ENDED JUNE 30, 2003:

Shares issued for cash                                       -                 -              -              -           15,148
Exercise of warrants                                         -                 -              -              -            1,904
Exercise of options                                          -                 -              -              -              929
Share issue costs                                            -                 -              -              -            (537)
Net loss                                                     -                 -             83       (19,701)         (19,618)
                                                           ---               ---         ------       -------           ------
Balance, June 30, 2003                                       -                 -          1,693       (59,758)           24,703

(iv) Recent accounting pronouncements:
     In April 2003, the Financial Accounting Standards Board ("FASB") issued FAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. In May 2003, FASB issued FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003. The Company does not expect FAS 149 and 150 to have a material impact on its financial statements.

     The Emerging Issues Task Force ("EITF") reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect this guidance to have a material impact on its financial statements.

40 Neurochem 2003 Annual Report Notes to Consolidated Financial Statements

     In December 2002, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell.

     Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003. The revised standards contained in Section 3475 on disposal of long-lived assts and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003. The Company does not expect that the adoption of these standards will have a material effect on its financial statements.

17.  COMPARATIVE FIGURES:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

18.  SUBSEQUENT EVENTS:
(a) EXERCISE OF WARRANTS AND OPTIONS:
In July and August 2003, the Company issued 178,907 common shares pursuant to the exercise of 106,785 warrants and 72,122 options for an aggregate cash consideration of $400.

(b) LITIGATION:
The Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois in 2002 pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. On August 12, 2003, Immtech filed certain legal proceedings with the United States District Court with respect to a dispute regarding the agreement. The Company is vigorously defending these proceedings. In the opinion of management, none of the compounds involved in the dispute are relevant to the Company's product candidates and the Company does not believe these proceedings will have any material impact on its business.

EXECUTIVE MANAGEMENT

DR. FRANCESCO BELLINI
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

DR. PHILIPPE CALAIS
PRESIDENT

MR. CLAUDE MICHAUD
SENIOR VICE-PRESIDENT,
FINANCE & CHIEF FINANCIAL OFFICER

DR. DENIS GARCEAU
VICE-PRESIDENT,
DRUG DEVELOPMENT

DR. FRANCINE GERVAIS
VICE-PRESIDENT,
RESEARCH AND DEVELOPMENT

DR. LISE HEBERT
VICE-PRESIDENT,
CORPORATE COMMUNICATIONS

MR. DAVID SKINNER
DIRECTOR, LEGAL AFFAIRS,
GENERAL COUNSEL AND
CORPORATE SECRETARY

BOARD OF DIRECTORS

DR. FRANCESCO BELLINI
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

DR. COLIN BIER
CONSULTANT

MR. RICHARD CHERNEY
CO-MANAGING PARTNER,
DAVIES WARD PHILLIPS & VINEBERG LLP

MR. MICHAEL DU CROS
CONSULTANT

MR. PETER KRUYT
VICE-PRESIDENT,
POWER CORPORATION OF CANADA

DR. LOUIS R. LAMONTAGNE
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
PAINCEPTOR PHARMA CORP.

MR. JOHN P. MOLLOY
PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
PARTEQ RESEARCH AND
DEVELOPMENT INNOVATIONS,
QUEEN'S UNIVERSITY

MR. RONALD M. NORDMANN
CO-PRESIDENT,
GLOBAL HEALTH ASSOCIATES, LLC

DR. EMIL SKAMENE
SCIENTIFIC DIRECTOR,
MCGILL UNIVERSITY HEALTH CENTRE

SCIENTIFIC ADVISORY BOARD

Activities of our research and development team are regularly reviewed by our Scientific Advisory Board (SAB). Members include internationally recognized scientists working in the fields of Alzheimer's Disease, amyloid and neurology:

DR. HOWARD FILLIT
CHAIRMAN OF THE SAB,
THE INSTITUTE FOR
THE STUDY OF AGING,
NEW YORK, UNITED STATES

DR. ALAN COHEN
EDITOR-IN-CHIEF,
AMYLOID THE JOURNAL OF PROTEIN FOLDING DISORDERS

DR. ALEX ROHER
SUN HEALTH RESEARCH INSTITUTE, SUN CITY, UNITED STATES

DR. JACK GAULDIE
MCMASTER UNIVERSITY
MEDICAL CENTRE,
HAMILTON, CANADA

CLINICAL ADVISORY BOARDS

Internationally renowned clinical experts are collaborating in the development and implementation of our clinical trials for Fibrillex(TM), Alzhemed(TM) and Cerebril(TM). The following are the members of our Clinical Advisory Boards:

FIBRILLEX(TM)

DR. ALAN COHEN
EDITOR-IN-CHIEF,
AMYLOID THE JOURNAL OF PROTEIN FOLDING DISORDERS

DR. PHILIP HAWKINS
ROYAL FREE HOSPITAL,
LONDON, UNITED KINGDOM

DR. BOUKE HAZENBERG
GRONINGEN UNIVERSITY HOSPITAL,
NETHERLANDS

DR. MARTHA SKINNER
BOSTON UNIVERSITY SCHOOL OF MEDICINE,
UNITED STATES

ALZHEMED(TM)

DR. PAUL AISEN
GEORGETOWN UNIVERSITY MEDICAL CENTER,
WASHINGTON D.C., UNITED STATES

DR. HOWARD CHERTKOW
LADY DAVIS INSTITUTE FOR MEDICAL RESEARCH,
MONTREAL, CANADA

DR. STEVEN FERRIS
NEW YORK UNIVERSITY SCHOOL OF MEDICINE,
NEW YORK, UNITED STATES

DR. SERGE GAUTHIER
MCGILL UNIVERSITY CENTER FOR STUDIES IN AGING,
MONTREAL, CANADA

DR. SIMON LOVESTONE
INSTITUTE OF PSYCHIATRY,
LONDON, UNITED KINGDOM

DR. JOHN MORRIS
WASHINGTON UNIVERSITY SCHOOL OF MEDICINE,
ST-LOUIS, UNITED STATES

DR. BRUNO VELLAS
TOULOUSE GERIATRIC ALZHEIMER'S CENTER,
FRANCE


CEREBRIL(TM)

DR. CLIVE BALLARD
NEWCASTLE GENERAL HOSPITAL, NEWCASTLE-UPON-TYNE,
UNITED KINGDOM

DR. FRANZ FAZEKAS
KARL-FRANZENS UNIVERSITY,
GRAZ, AUSTRIA

DR. STEVEN GREENBERG
MASSACHUSETTS GENERAL HOSPITAL,
BOSTON, UNITED STATES

DR. VLADIMIR HACHINSKY
UNIVERSITY OF WESTERN ONTARIO,
LONDON, CANADA

DR. RALPH SACCO
COLUMBIA UNIVERSITY,
NEW YORK, UNITED STATES

NEUROCHEM


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SUITE 100, SAINT-LAURENT
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NEUROCHEM BELIEVES THAT SOUND CORPORATE GOVERNANCE PRACTICES ARE IMPORTANT TO
ALL OF ITS STAKEHOLDERS. AS A COMPANY LISTED ON BOTH THE TSX AND NASDAQ, THE BOARD OF DIRECTORS HAS RECENTLY UNDERTAKEN A COMPREHENSIVE REVIEW OF NEUROCHEM'S CORPORATE GOVERNANCE PRACTICES TO KEEP PACE WITH THE CHANGING ENVIRONMENT IN BOTH CANADA AND THE UNITED STATES. PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR FOR MORE INFORMATION ON THE OVERALL STRUCTURE OF THE BOARD AND ITS COMMITTEES AND FOR DETAILS OF NEUROCHEM'S CORPORATE GOVERNANCE PRACTICES.

AUDITORS

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ANNUAL GENERAL MEETING

THE ANNUAL GENERAL MEETING WILL BE HELD AT 10:00 A.M. ON DECEMBER 9, 2003, AT THE INTERCONTINENTAL MONTREAL, SARAH BERNHARDT BALLROOM, 360 ST-ANTOINE ST. WEST, MONTREAL, QUEBEC.











CE RAPPORT EST DISPONIBLE EN FRANCAIS.

PRODUCED IN COLLABORATION WITH:
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


COVER (PAGE 1):

HEADLINE              AA Amyloidosis

SUBHEAD               Rarely Diagnosed. Frequently Fatal.

PAGE 2 AA AMYLOIDOSIS

Understanding Amyloidoses And Their Destructive Nature

What are amyloidoses?

Amyloidoses are a group of diseases characterized by extracellular deposition of proteins in characteristic amyloid fibrils (Figure 1). These insoluble fibrillar proteins can be localized in one specific site, such as pancreas or brain, or can be broadly distributed in several vital organs such as kidneys, liver, spleen, and heart.(1) Amyloid deposition leads to organ dysfunction, organ failure, and eventually death.(2) During fibril formation, elements such as glycosaminoglycans (GAGs) interact with the amyloid protein, promote the structural shift process, and favor the deposition of fibrils in the organs.

Systemic or localized amyloidoses

Historically, amyloidoses were classified as either systemic or localized diseases. Systemic amyloidoses include primary, secondary/reactive, and heredofamilial amyloidosis, while localized amyloidoses include several diseases with specific targeted organs. The modern classification is based on the nature of the fibrils deposited (Table 1).(3-5) AA Amyloidosis was called Secondary Amyloidosis because it develops secondary to chronic inflammatory conditions, such as rheumatoid arthritis (RA). It is now called AA Amyloidosis, since a major factor in the protein deposition process involves the precursor protein AA, a cleaved product of the acute phase protein serum amyloid A (SAA).(2,3,6)


Table 1: Classification of amyloidoses: Some examples

Amyloid Protein      Protein Precursor                     Systemic/Localized      Related Disease or Involved Tissues
---------------      -----------------                     ------------------      -----------------------------------
AA                   Serum Amyloid A                       S                       Chronic inflammation or infection


AL                   (lambda) or (kappa) light chains      S, L                    Plasma cell clone associated


ATTR                 Transthyretin (TTR)                   S                       Familial, related to TTR mutations
                                                                                   Old age, related to wild type TTR

A(beta)              A(beta) protein precursor             L                       Alzheimer's disease
                                                                                   Cerebral amyloid angiopathy

A(beta)(2)M          Beta(2)-microglobulin                 S                       Chronic hemodialysis

PAGE 3 RARELY DIAGNOSED. FREQUENTLY FATAL.

Understanding AA Amyloidosis

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including RA, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. Patients with RA represent about 50% of the thousands of patients suffering from AA Amyloidosis.(7) The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever (FMF).

Patients with RA represent about 50% of the thousands of patients suffering from AA Amyloidosis.(7)

FIGURE 1: Electron microscopic picture of amyloid fibrils (in vitro) Pic:(microscopic photo image)

AA Amyloidosis is insidious and progressive. Symptoms tend to present in the later stages of the disease and as a result, it frequently remains undiagnosed until significant organ damage has occurred. AA amyloid fibrils are deposited mainly in vital organs (Figure 2), leading to organ dysfunction and subsequently to death - approximately 42% of affected RA patients die within four years of diagnosis.(6)

AA Amyloidosis is a deadly disease and a challenging one to diagnose and treat, and currently, no specific therapy is available.

AA amyloid fibrils are deposited mainly in vital organs, leading to organ dysfunction and subsequently to death in approximately 42% of affected RA patients within four years of diagnosis.(6)

Figure 2: Amyloid deposits (in vivo) - Biopsy stained with Congo red showing apple-green birefringence in polarized light

Pic: (amyloid fibrils)

PAGE 4 AA AMYLOIDOSIS

Pathogenesis Of AA Amyloidosis

Development of AA Amyloidosis

Chronic inflammation that gives rise to an acute-phase protein response is a prerequisite to the development of AA Amyloidosis. The concentration of serum amyloid A protein (SAA), the circulating precursor of AA amyloid fibrils, increases substantially in response to many types of inflammation (Figure
3).(2,6,8) For reasons that remain unclear, in a proportion of patients whose levels remain elevated for longer periods, a cleavage fragment of SAA aggregates and is deposited in the tissues as AA amyloid fibrils.

Amyloid fibril formation

Amyloid deposits are complex structures where the constituent amyloid fibrils are intertwined with many other proteins including basement membrane components, serum amyloid P component (SAP), complement components, ApoE, and heparan sulfate proteoglycan (HSPG) (Figure 3).(2-4,6,8) HSPGs are common constituents of amyloid deposits in all known types of amyloidosis thus far investigated and are thought to play an active role in the initiation of fibril formation and deposition. Through its binding to amyloidogenic proteins, the highly sulfated glycosaminoglycan (GAG) moiety portion of proteoglycans promotes fibril formation.

The 'Amyloid Cascade'

Through binding of the amyloid proteins, GAGs promote a structural shift of the amyloid, which then becomes fibrillar. The fibrils deposit around cells in affected organs. Amyloid fibril production and decreased clearance of amyloid protein result in a cascade of events leading to disruption of overall organ function. For example, the formation and deposition of fibrils in the kidney are key players in the progression of renal impairment to end-stage renal disease
(ESRD) (Figure 4). New research is currently being conducted to better understand the pathophysiology of the disease in order to develop treatments targeting the formation and deposition of amyloid. Due to the lack of specific therapies, new treatment approaches for AA Amyloidosis are urgently needed.

PAGE 5 RARELY DIAGNOSED. FREQUENTLY FATAL.

Figure 3: Development of AA Amyloidosis(2-4,6,8)

Inflammatory stimulus

Acute-phase protein response: SAA, C-reactive protein (CRP)

SAA-HDL complex

SAA-HDL macrophage uptake

Distribution in macrophage-rich organs

Deposition of AA amyloid

AA
+Amyloid enhancing factor
Basement membrane components
Serum amyloid P component
Complement components
ApoE
Heparan sulfate proteoglycan

Illustration of Amyloid Cascade

Figure 4: The Amyloid Cascade in AA Amyloidosis
Glycosaminoglycans (GAGs) bind to the Amyloid A (AA) proteins

     o    Glycosaminoglycan (GAG)

     o    Amyloid A (AA) protein

By binding to the AA proteins, GAGS promote a structural shift of the AA proteins, which become fibrillar

     o    AA proteins structural shift responsible for AA fibril formation

The GAG-associated AA fibrils deposit around cells in affected organs

     o    AA fibril

     o    Kidney cell

PAGE 6 AA AMYLOIDOSIS

Who Is At Risk Of AA Amyloidosis?

The most common underlying disorders in industrialized countries are chronic idiopathic inflammatory rheumatic diseases such as RA (Table 2). The frequency with which AA Amyloidosis occurs varies according to specific inflammatory diseases, patient population, and the method of diagnosis. About 3-10% of patients with RA will develop AA Amyloidosis. In the U.S., RA is responsible for almost half of all cases (Figure 5).(7) Although chronic inflammation is a prerequisite to the development of AA Amyloidosis, the various factors that determine susceptibility to the disorder, and those that influence its clinical course and outcome, are not well known.(2,6,9,10)

Table 2: Lifetime incidence of AA Amyloidosis in patients with inflammatory conditions(6, 7, 11, 12)

Incidence of AA Amyloidosis
during the course of the underlying
disorder
-----------------------------------------


RHEUMATOID ARTHRITIS                            3-10%

Psoriatic Arthritis                             3-13%

Chronic Juvenile Arthritis                      0.14-17%

Ankylosing Spondylitis in children              4-5%

Inflammatory Bowel Disease                      0.4-2%

Familial Mediterranean Fever                    8-37%;
                                                Majority of untreated patients

Chronic Infectious Diseases (tuberculosis,      Up to 10%
leprosy, bronchiectasis, chronic
osteomyelitis, chronic pyelonephritis)


AA Amyloidosis is asymptomatic over extended time and largely undiagnosed

Little is know about the duration of the sub-clinical phase, but it can be prolonged and, therefore, clinical diagnosis of AA amyloidosis is often delayed or missed until the amyloid deposits are extensive. Overall, diagnosed cases represent only 17% of total actual cases (Figure 6).

83% of all suspected cases of AA Amyloidosis are undiagnosed

Differences in diagnostic techniques (e.g. urinalysis), physician's awareness of AA Amyloidosis, and willingness to proceed with a biopsy, all contribute to the under-diagnosis of the disease. Even when symptomatic, only 53% of cases are diagnosed.(7)

Many patients with AA Amyloidosis have end-stage renal disease (ESRD) at the time of diagnosis (Figure 7). Early diagnosis of AA Amyloidosis remains a vital treatment objective for the successful management of the disease and for the preservation of patients' quality of life.

PAGE 7 RARELY DIAGNOSED. FREQUENTLY FATAL.

AA Amyloidosis Patients Diagnosed -
Just the Tip of the Iceberg

(Pie chart graph)

Figure 5: Most cases of AA Amyloidosis in the U.S. are associated with chronic inflammatory diseases(7)


Rheumatoid Arthritis - 48%
Chronic Fever - 4%
Chronic Infectious Diseases - 11%
Other Inflammatory Diseases - 7%
Vasculitis - 8%
Inflammatory Bowel Disease - 7%
Spondyloarthropathies - 13%
Chronic Juvenile RA - 2%

EVEN WHEN SYMPTOMATIC, ONLY 53% OF CASES ARE DIAGNOSED(7)

(Pie chart graph)

Figure 6: AA Amyloidosis - An under-diagnosed disease (n=total AA patients)(7)

Asymptomatic/Undiagnosed - 67%
Symptomatic/Undiagnosed - 16%
Symptomatic/Diagnosed - 17%

(Pie chart graph)

Figure 7: The majority of patients with clinically significant AA Amyloidosis are diagnosed with advanced renal damage and failure such as ESRD(7)


ESRD - 53%
Renal Dysfunction - 11%
Nephrotic Syndrome - 28%
Low-Medium Proteinuria - 8%

Low-Medium Proteinuria: Proteinuria 0.5 to 2 g; normal creatinine levels and creatinine clearance (120 cc/min)

Nephrotic Syndrome: Proteinuria 3-5 g; creatinine clearance declining by 2-8 cc/min per year

Renal Dysfunction: Proteinuria >5 g; significant drop in creatinine clearance, up to ESRD (10-12 cc/min)

ESRD: Creatinine clearance 10-12 cc/min; progression to dialysis or kidney transplant

PAGE 8 AA AMYLOIDOSIS

Diagnosis Of AA Amyloidosis

The most critical factor in diagnosing AA Amyloidosis is first considering the possibility that it could be present. AA Amyloidosis should be suspected in any patient with long-standing inflammatory disease, especially if poorly controlled. Renal dysfunction is the most common presentation of AA Amyloidosis. The development of persistent proteinuria, elevated serum creatinine, or chronically elevated serum amyloid A (SAA), C-reactive protein (CRP), and erythrocyte sedimentation rate (ESR) in any individual with a chronic inflammatory disease should prompt the physician to consider AA Amyloidosis and evaluate the patient further (Figure 8). Patients may also present with a variety of gastrointestinal complaints.

Figure 8: DIAGNOSIS OF AA AMYLOIDOSIS(1,6,13-15)
HISTORY: HIGH LEVEL OF SUSPICION
Long-standing inflammatory disease, uncontrolled for more than 5 years

PHYSICAL EXAMINATION AND SYMPTOMS
Signs of renal disease (hypertension, peripheral edema)
GI complaints
Hepato/splenomegaly
Deforming arthritis

LABORATORY STUDIES

No specific tests: proteinuria, elevated CRP, elevated ESR, elevated SAA, decreased albumin

Polyclonal hypergammaglobulinemia

Renal function tests

BIOPSY                                   SCINTIGRAPHY

Subcutaneous fat aspiration              Radiolabelled SAP scanning
Rectal biopsy
Kidney biopsy

HISTOLOGIC STAINING

Congo red staining (Figure 9) and immunostaining with specific antibodies directed against AA fibril proteins

Figure 9: Splenic amyloid deposits stained with Congo red showing apple-green birefringence in polarized light

(microscopic photo)

Figure 10: Characteristic SAP scintigraphy: Backside, positive uptake in spleen and kidneys

(picture)

PAGE 9 RARELY DIAGNOSED. FREQUENTLY FATAL.

MOST COMMONLY USED METHODS OF IDENTIFYING AA AMYLOIDOSIS

No blood test is available for the diagnosis of AA Amyloidosis. The plasma concentrations of SAA and C-reactive protein are usually elevated when the disorder presents, but these are non-specific markers of inflammatory disease.(6) Diagnosis of AA Amyloidosis is accomplished through tissue biopsy (renal, rectal, gastric, gingival, fat, salivary labial glands) and histology.

Renal biopsy is considered the gold standard, but if deemed undesirable or inappropriate, diagnosis by fat aspiration can reveal AA Amyloidosis in about 35-84% of patients, and rectal biopsy can confirm the presence of AA amyloid in up to 69-97% of cases (Table 3).(16-21) Amyloid deposits stain with Congo red and produce characteristic green birefringence under specific polarized light (Figure 9). Confirmation of AA-type is achieved immunohistochemically, using specific antibodies to AA protein. Radiolabelled SAP scanning is specific for amyloid and can be used to quantitatively monitor the accumulation of the deposits, but it is only available in a few specialized centers in Europe (Table 4, Figure 10).

Table 3: The most common histopathologic methods for the diagnosis of AA Amyloidosis(7, 12, 16-21)

Target Organ                                                                                       Abdominal Fat
or Tissue              Kidney                Gastrointestinal              Rectum                  Aspiration Biopsy
---------              ------                ----------------              ------                  -----------------
Sensitivity            92-100%               90-94%                        69-97%                  35-84%

Specificity            100%                  100%                          100%                    100%

Advantages             -High sensitivity     -Well tolerated               -Less                   -Easy to perform in
                                             -Low risk of complications    hazardous than          out-patient clinic
                                                                           kidney or liver         -Minimal patient
                                                                           biopsy                  preparation
                                                                                                   -Low risk of complications

Disadvantages         -Risk of bleeding     -Need expensive endoscopic     -Occasionally           -An adequate technique is
                                            equipment                      uncomfortable           necessary for good results
                                                                           for the patient         -Low sensitivity
                                                                           -Risk of bleeding

 Staining Methods     -H&E for histological patterns
                      -Congo red: Polarized light for Congo red green birefringence
                      -Immunohistochemistry: Antibodies against AA

Table 4: Imaging technique useful in the diagnosis and monitoring of systemic amyloidosis(7,22)


SAP SCINTIGRAPHY (IMAGING)

Description    o    Injection of (123)I-Serum Amyloid P component (SAP) in
                    patients viewed with gamma camera

Advantages     o    Non-invasive

               o    Quantitative method that allows monitoring of the disease

               o (123)I-SAP does not accumulate in healthy subjects or in non-amyloid patients

               o    Provides whole-body scan

               o    Complementary to biopsy

Disadvantages  o    (123)I-SAP binds to all types of amyloid

               o    Limited availability

               o    Cost

PAGE 10 AA AMYLOIDOSIS

TREATMENT OF AA AMYLOIDOSIS:
A VITAL UNMET MEDICAL NEED

Currently there is no specific therapy for AA Amyloidosis and treatment is primarily limited to managing the underlying inflammatory disease and supporting declining organ function.(1) Making the diagnosis and confirming that the deposits are of AA-type are critical first steps in management.(15) Cytotoxic drugs (chlorambucil or cyclophosphamide) and colchicine may play a role in some patients.(6,10) These agents likely act by suppressing the inflammatory response and the production of SAA, rather than through a primary effect on amyloidogenesis. Unfortunately, 10-30% of cases are refractory to all treatments.

Research is actively ongoing.

Innovative GAG-based technology has produced therapeutic agents designed to mimic the GAGs that bind to amyloid proteins and promote fibril formation. These agents, under clinical investigation, are designed to compete with the naturally occurring GAGs by interfering with the formation and deposition of amyloid aggregates and to prevent the subsequent organ dysfunction and destruction.

NOW IS THE TIME

FOR PATIENTS

Now is the time for patients at risk to be informed about AA Amyloidosis.

FOR PHYSICIANS

Now is the time to monitor patients proactively for AA Amyloidosis. Patients with long-standing inflammatory diseases, especially those with symptoms of renal dysfunction, should be tested.

TO LEARN MORE

For more information on AA Amyloidosis and Neurochem please visit these useful websites:

     o Amyloid Research Group, Indiana University Research Group www.iupui.edu/~amyloid

     o    Boston Medical Center - Amyloid Program
          www.bmc.org/medicine/medicine/amyloid.html

     o Centro per lo studio delle amyloidosi sistemiche, RCCS Policlinico S. Matteo, University of Pavia www.amiloidosi.it

     o Groningen Unit of Amyloidosis Research & Development (GUARD), University Hospital Groningen www.amyloid.nl

     o    National Organization of Rare Disorders (NORD) www.rarediseases.org

     o    National Amyloidosis Centre, London
          www.ucl.ac.uk/medicine/amyloidosis/nac

     o    Neurochem Inc. www.neurochem.com

PAGE 10-  RARELY DIAGNOSED. FREQUENTLY FATAL.

REFERENCES

1.   Falk R, et al. The systemic amyloidoses.
     N Engl J Med 1997;337(13):898-909.

2. Cunnane G. Amyloid proteins in pathogenesis of AA amyloidosis. Lancet 2001;358:24-5.

3. Sipe J, Cohen A. Review: History of the amyloid fibril. J Struct Biol 2000;130: 88-98.

4. Husby G, et al. Interaction between circulating amyloid fibril protein precursors and extracellular tissue matrix components in the pathogenesis of systemic amyloidosis. Clin Immunol Immunopathol 1994;70(1):2-9.

5. Westermark P, et al. Amyloid fibril protein nomenclature - 2002. Amyloid 2002;9:197-200.

6. Cunnane G, Whitehead A. Amyloid precursors and amyloidosis in rheumatoid arthritis. Bailliere's Clin Rheumatol 1999 Dec;13(4):615-28.

7.   L.E.K. Consulting, Independent market research, 2003.

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9.   Joss N, et al. Presentation, survival and prognostic markers in AA
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10.  Mimouni A, et al. Familial Mediterranean Fever: Effects of genotype and
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11.  Buxbaum J. Amyloidosis AA (Inflammatory) www.emedicine.com/med/topic
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13.  Hazenberg BPC, van Rijswiik MH. Clinical and therapeutic aspects of AA
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16.  Gertz MA, Kyle RA. Secondary systemic amyloidosis: Response and survival in
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17.  Hachulla E, Grateau G. Diagnostic tools for amyloidosis. Joint Bone Spine
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18.  Kuroda T, et al. Comparison of gastroduodenal, renal and abdominal fat biopsies for diagnosing amyloidosis in rheumatoid arthritis. Clin Rheumatol
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19.  Libbey CA, Skinner M, Cohen AS. Use of abdominal fat tissue aspirate in the diagnosis of systemic amyloidosis. Arch Intern Med 1983 Aug;143(8):1549-52.

20.  Westermark P, Stenkvist B. A new method for the diagnosis of systemic
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